As filed with the Securities and Exchange Commission on July 25, 2014.
Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM F-10
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
____________________

SEABRIDGE GOLD INC.
(Exact name of Registrant as specified in its charter)

Canada	1040	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS. Employer Identification Number)

106 Front Street East
Toronto, Ontario
Canada M5A 1E1
(416) 367-9292
(Address and telephone number of Registrant's principal executive offices)

Corporation Service Company
1180 Sixth Avenue
New York, New York 10036
(212) 299-5656
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

The Commission is requested to send copies of all communications to:
C. Bruce Scott	Corey M. Dean	Bruce A. Rich
Seabridge Gold Inc.	DuMoulin Black LLP	Carter Ledyard & Milburn LLP
106 Front Street East	595 Howe Street, 10th Floor	2 Wall Street
Toronto, Ontario	Vancouver, British Columbia	New York, New York
M5A 1E1	V6C 2T5	10005
(416) 367-9292	(604) 687-1224	(212) 238-8895

Approximate date of commencement of proposed sale to the public:
 From time to time after the effective date of this Registration Statement.

Province of Ontario, Canada
(Principal jurisdiction regulating this offering (if applicable))

It is proposed that this filing shall become effective (check appropriate box below):

A.	☐ upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	☑ at some future date (check appropriate box below)

1.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).
2.	☐
 pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).

3.	☐
 pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.	☑	after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☑
____________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price (2)(3)(4)	Amount of Registration Fee
Common Shares	US$ 93,000,000	US$ 93,000,000	US$ 11,978.40
(1)
There are being registered under this Registration Statement such indeterminate number of common shares of the Registrant as shall have an aggregate initial offering price not to exceed CDN$100,000,000. The proposed maximum initial offering price per common share will be determined, from time to time, by the Registrant in connection with the sale of the common shares under this Registration Statement.

(2)	In United States dollars or the equivalent thereof in Canadian dollars.

(3)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”).

(4)
U.S. dollar amounts are calculated based on the maximum aggregate offering price of CDN$100,000,000 converted to U.S. dollars based on the noon buying rate as reported by the Bank of Canada of CDN$1.00 = US$0.93 on  July 24, 2014.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act, or on such date as the Commission, acting pursuant to Section 8(a) of the Securities Act, may determine.

I-1

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES

OR PURCHASERS

Subject to completion dated July 25, 2014

Information contained herein is subject to completion or amendment.  A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This preliminary short form base prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state of the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

New Issue	July 25, 2014

SEABRIDGE GOLD INC.

CDN$100,000,000

COMMON SHARES

Seabridge Gold Inc. (the "Company" or "Seabridge") may offer for sale hereunder and issue, from time to time, Common shares of the Company ("Common Shares") with the total gross proceeds not to exceed CDN$100,000,000 during the 25 month period that this short form base shelf prospectus (this "Prospectus"), including any amendments hereto, remains effective.  The Common Shares may be offered hereunder in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement ("Prospectus Supplement").

The specific terms of the Common Shares in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include the number of Common Shares offered, the offering price and any other specific terms.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Common Shares to which the Prospectus Supplement pertains.

An investment in the Common Shares involves a high degree of risk.  You should carefully read the "Risk Factors" section in this Prospectus.

This offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system adopted by the United States and Canada to prepare this Prospectus in accordance with Canadian disclosure requirements.  Prospective investors should be aware that such requirements are different from those of the United States. The Company prepares its annual financial statements, including those incorporated herein by reference, in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, and its interim financial statements, including those incorporated herein by reference, in accordance with International Accounting Standard 34, Interim Financial Reporting. As a result, the Company's financial statements may not be comparable to financial statements of United States companies that report in accordance to United States Generally Accepted Accounting Principles ("U.S. GAAP").

Prospective investors should be aware that the acquisition and disposition of Common Shares may have tax consequences both in the United States and in Canada. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. Prospective investors should read the tax discussion contained in this Prospectus and any applicable Prospectus Supplement with respect to a particular offering of Common Shares.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Seabridge exists under the federal laws of Canada, many of the Company's officers and directors are residents of Canada, some or all of the experts named in this Prospectus are residents of Canada, and most of the Company's assets and the assets of said persons are located outside the United States. See "Enforceability of Civil Liabilities."

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED OF THE COMMON SHARES OFFERED HEREBY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This Prospectus constitutes a public offering of Common Shares only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Common Shares. Seabridge may offer and sell Common Shares to, or through, underwriters or dealers and also may offer and sell Common Shares directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. The Prospectus Supplement relating to each issue of Common Shares offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of the Common Shares, if any, and will set forth the terms of the offering of the Common Shares, the method of distribution of Common Shares, including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents, if any, and any other material terms of the plan of distribution.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

In connection with any offering of Common Shares, except as set out in a Prospectus Supplement relating to a particular offering of Common Shares, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at a level above that which might otherwise prevail in the open market.  Such transactions, if commenced, may be discontinued at any time.  See "Plan of Distribution".

The Common Shares are listed on The Toronto Stock Exchange ("TSX") under the symbol "SEA" and the New York Stock Exchange ("NYSE") under the symbol "SA".  The closing price of the Common Shares on the TSX and NYSE on July 24, 2014 was CDN$8.66 and US$8.05 per share, respectively.

The Company's head office is at 106 Front Street East, Suite 400, Toronto, Ontario, Canada, M5A 1E1 and its registered office is at 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

ii

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	2
CAUTIONARY NOTE TO UNITED STATES INVESTORS ABOUT MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES	3
NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION	3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	6
THE COMPANY	7
MINERAL PROPERTIES OF THE COMPANY	11
MANAGEMENT	30
RISK FACTORS	32
CONSOLIDATED CAPITALIZATION	33
USE OF PROCEEDS	33
DESCRIPTION OF SHARE CAPITAL	34
PRINCIPAL SHAREHOLDERS	35
TRADING PRICE AND VOLUME	36
PRIOR SALES	36
DIVIDEND POLICY	37
PLAN OF DISTRIBUTION	37
CERTAIN INCOME TAX CONSIDERATIONS	38
LEGAL MATTERS	38
AUDITORS, TRANSFER AGENT AND REGISTRAR	38
INTEREST OF EXPERTS	38
DOCUMENTS INCORPORATED BY REFERENCE	40
ADDITIONAL INFORMATION	42
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	42
GLOSSARY OF TECHNICAL TERMS	42
ENFORCEABILITY OF CIVIL LIABILITIES	44
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	44

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this Prospectus or any Prospectus Supplement. Seabridge has not authorized anyone to provide you with different information. Seabridge is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should bear in mind that the information contained in this Prospectus and any Prospectus Supplement is accurate as of the date on the front of such documents and that information contained in any document incorporated by reference is accurate only as of the date of that document.  Such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this Prospectus and by any subsequently filed prospectus amendments.

This Prospectus provides a general description of the securities that the Company may offer.  Each time the Company sells securities under this Prospectus, it will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering.  The Prospectus Supplement may also add, update or change information contained in this Prospectus.  Before investing in any securities, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under "Documents Incorporated by Reference".

This Prospectus is part of a registration statement on Form F-10 relating to the Common Shares that the Company filed with the SEC.  This Prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC.  If you are a U.S. resident or are otherwise subject to United States securities laws, you should refer to the registration statement and the exhibits to the registration statement for further information.

Unless the context otherwise requires, references in this Prospectus and any Prospectus Supplement to "Seabridge" or the "Company" includes Seabridge Gold Inc. and each of its subsidiaries.

The following table sets forth the factors for converting imperial measurements to metric equivalents:

To Convert From	To	Multiply By

Feet	Meters	0.305
Meters (m)	Feet	3.281
Miles	Kilometers	1.609
Kilometers (km)	Miles	0.6214
Acres	Hectares	0.405
Hectares (ha)	Acres	2.471
Grams	Ounces (Troy)	0.03215
Grams/Tonne (g/t)	Ounces (Troy)/Short Ton	0.02917
Tonnes (metric)	Pounds	2,205
Tonnes (metric)	Short Tons	1.1023

Abbreviations of unit measures are used in this Prospectus and any Prospectus Supplement in addition to those indicated in the table above as follows:

Bt - Billion tonnes	Ga - Gigaannum	kWh - Kilowatt hours	Mlb - Million pounds
Mm³ - Million cubic meters	Moz - Million ounces	m/s - Meters per second	Mt - Million tonnes
MWh - Megawatt hours	ppm - Parts per million	ppb – parts per billion	tpd – tonnes per day
W/m²- Watts per square meter

See "Glossary of Technical Terms" for a description of some important technical terms used or to be used in this Prospectus and any Prospectus Supplement and the documents incorporated by reference herein. A more detailed glossary appears in the Company's annual information form dated March 31, 2014 for the year ended December 31, 2013 (the "AIF"), which is incorporated herein by reference.

CAUTIONARY NOTE TO UNITED STATES INVESTORS ABOUT MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The Company is permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus, including the documents incorporated by reference herein, in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Prospectus have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, including those set out in SEC Industry Guide 7 under the U.S. Exchange Act (as herein defined), as interpreted by the staff of the SEC, and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

Without limiting the foregoing, this Prospectus, including the documents incorporated by reference herein, uses the terms "measured", "indicated" and "inferred" resources. U.S. investors are cautioned that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

U.S. investors should also understand that "inferred resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the "inferred resources" exist, are economically or legally mineable or will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" in a mineral resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report "resources" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Prospectus, or in the documents incorporated by reference, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The financial statements incorporated by reference in this Prospectus and any Prospectus Supplement, and the selected consolidated financial data derived therefrom included in this Prospectus and any Prospectus Supplement, are presented in Canadian dollars. In this Prospectus and any Prospectus Supplement, references to "CDN$" or "$" are to Canadian dollars and references to "US$" are to United States dollars. See "Currency Presentation and Exchange Rate Information".

The annual financial statements incorporated by reference in this Prospectus and any Prospectus Supplement, and the selected consolidated financial data derived therefrom included in this Prospectus and any Prospectus Supplement, have been prepared in accordance with IFRS and the interim financial statements, incorporated herein by reference in the Prospectus Supplement, and the selected consolidated financial data derived therefrom included in this Prospectus and any Prospectus Supplement have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. IFRS differs in some material respects from U.S. GAAP and so these financial statements may not be comparable to the financial statements of U.S. companies that report in accordance with U.S. GAAP. As a result, certain financial information included or incorporated in the Prospectus may not be comparable to financial information prepared by companies in the U.S.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and any Prospectus Supplement, and the documents incorporated by reference into this Prospectus and any Prospectus Supplement, contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws concerning future events or future performance with respect to the Company's projects, business approach and plans, including production, capital, operating and cash flow estimates, business transactions such as the potential sale or joint venture of the Company's KSM Project and Courageous Lake Project (each as defined herein) and the acquisition of interests in mineral properties; requirements for additional capital; the estimation of mineral resources and reserves; and the timing of completion and success of exploration and development activities, community relations, required regulatory and third party consents, permitting and related programs in relation to the KSM Project and Courageous Lake Project. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "believes", "plans", "projects", "estimates", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to in the following information simply as "forward-looking statements").  In addition, statements concerning mineral resource and reserve estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if a mineral property is developed.

Forward-looking statements are necessarily based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments.  In making the forward-looking statements in this Prospectus and any Prospectus Supplement the Company has applied several material assumptions including, but not limited to, the assumption that: (1) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (2) the potential for production at its mineral projects will continue operationally, legally and economically; (3) any additional financing needed will be available on reasonable terms; and (4) estimated mineral resources and reserves at the Company's projects have merit and there is continuity of mineralization as reflected in such estimates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	the Company's history of losses and expectation of future losses;
•	risks related to the Company's ability to finance its exploration activities and future development activities through joint ventures, the sale of property interests or obtaining suitable financing;
•	uncertainty of whether the reserves estimated on the Company's mineral properties will be brought into production;
•	uncertainties relating to the assumptions underlying the Company's resource and reserve estimates;
•	uncertainty of estimates of capital costs, operating costs, production and economic returns;
•	risks related to commercially producing precious metals from the Company's mineral properties;
•	risks related to fluctuations in the market price of gold, copper and other metals;
•	risks related to fluctuations in foreign exchange rates;
•	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable;

•	risks related to obtaining all necessary permits and governmental approvals for exploration, development and mining activities, including in respect of environmental regulation;
•	uncertainty related to title to the Company's mineral properties and rights of access over or through lands subject to third party mineral tenures;
•
risks related to unsettled First Nations rights and title, including risks as a result of the Supreme Court of Canada decision in  Tsilhqot'in Nation v. British Columbia of June 26, 2014, and settled Treaty Nations' rights;

•	risks related to increases in demand for exploration, development and construction services equipment, and related cost increases;
•	increased competition in the mining industry;
•	the Company's need to attract and retain qualified management and personnel;
•	risks related to conflicts of interest due to some of the Company's directors' and officers' involvement with other natural resource companies; and
•	the Company's classification as a "passive foreign investment company" under the United States tax code.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus under the heading "Risk Factors" and elsewhere in this Prospectus, in any applicable Prospectus Supplement, and in the documents incorporated by reference herein and therein.  In addition, although the Company has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended.  Most of the foregoing factors are beyond the Company's ability to control or predict. It is also noted that while Seabridge engages in exploration and development of its properties, it does not plan to undertake production activities by itself.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and such beliefs, expectations and opinions are subject to change after such date.  The Company does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

This Prospectus contains references to United States dollars (US$) and Canadian dollars (CDN$ or $).  On July 24, 2014, the the noon buying rate for Canadian dollars in terms of United States dollars, as reported by the Bank of Canada, was US$1.00=CDN$1.07 or CDN$1.00=US$0.93.

The following table sets out, for each period indicated, the high and low exchange rates for one Canadian dollar expressed in United States dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period based on the noon buying rate as reported by the Bank of Canada:

	Year Ended December 31						Three Months Ended March 31
	2013		2012		2011		2014		2013
	(US$)						(US$)
Highest rate during period	$	US1.0188	$	US1.0371	$	US1.0630	$	US0.9444	$	US1.0188
Lowest rate during period		0.9314		0.9576		0.9383		0.8866		0.9668
Average rate during period		0.9710		1.0004		1.0111		0.9064		0.9917
Rate at the end of period		0.9402		1.0051		0.9833		0.9047		0.9846

The average exchange rate is calculated using the average of the noon buying rate on the last business day of each month during the applicable fiscal year or interim period.  The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years and investors are cautioned not to assume that the exchange rates presented here are necessarily indicative of future exchange rates.

THE COMPANY

The following description of the Company and its business is derived from selected information about the Company contained in the documents incorporated by reference into this Prospectus.  This description does not contain all of the information about the Company and its properties and business that you should consider before investing in the Common Shares.  You should carefully read the entire Prospectus and any applicable Prospectus Supplement, including the section entitled "Risk Factors", as well as the documents incorporated by reference into this Prospectus and the applicable Prospectus Supplement, before making an investment decision.

Corporate Information

Seabridge is a gold resource company whose principal properties are the KSM Project (for Kerr-Sulphurets-Mitchell) located in Northern British Columbia, Canada (the "KSM Project") and the Courageous Lake project located in the Northwest Territories, Canada (the "Courageous Lake Project").  The Company exists under the Canada Business Corporations Act.  The Company presently has five active wholly-owned subsidiaries: Seabridge Gold (NWT) Inc., a company incorporated under the laws of the Northwest Territories of Canada; Seabridge Gold Corporation, a Nevada corporation; Pacific Intermountain Gold, Corporation, a Nevada corporation; 5555 Gold Inc., a Nevada corporation and 5555 Silver Inc., a Nevada corporation.  The following diagram illustrates the current inter-corporate relationships among the Company, its subsidiaries and its projects:

* Seabridge has entered into option agreements under which a 100% interest in each of the Red Mountain, Quartz Mountain, Castle Black Rock, Four Mile Basin and Liberty Springs projects may be acquired by third parties.

Summary Description of Business

Since 1999, Seabridge has taken steps to achieve its goal of providing strong returns to shareholders by maximizing leverage to the price of gold.  The Company's strategy to achieve this goal is to optimize gold ownership per Common Share by increasing gold resources more rapidly than the number of Common Shares outstanding. This ratio of gold ownership per Common Share has provided a simple but effective measure for evaluating dollars spent on behalf of shareholders.

In 1999, management decided that Seabridge's strategic focus would be on acquiring, exploring and developing gold deposits.  Seabridge determined it would not build or operate mines, but that it would look to partner or sell assets that were ready for production.  In the Company's view, building mines adds considerable technical and financial risks and requires a different set of skills and resources. Seabridge also concluded that early stage exploration would be too risky in terms of trying to achieve a growing ratio of gold ownership per Common Share.  The Company therefore narrowed the activities it would undertake to the following three phases, which phases it planned to progress through in the order set forth and in response to increases in the price of gold: (i) acquiring known gold deposits, (ii) expanding the deposits, and (iii) defining the economic parameters of the deposits through engineering studies and upgrading mineral resources to reserves.  The Company believed this was a relatively lower-risk and less capital-intensive strategy consistent with the goal of optimizing gold ownership per Common Share.

In 1999, Seabridge set out to buy gold deposits in North America that were not economic in a low gold price environment. North America was selected as the preferred jurisdiction because of its established mineral tenure and permitting procedures, political stability and infrastructure advantages. At that time, many projects were for sale at distressed prices as producers struggled to stay in business. Seabridge decided it would acquire projects with three main characteristics:

1.	Proven resources with quality work done by reputable companies;
2.	Upside exploration potential; and
3.	Low holding costs to conserve cash in the event that a higher gold price was not achieved.

From 1999 to 2002, Seabridge acquired eight deposits with gold resources in North America, paying less than US$1.00 per ounce of resource (using aggregate ounces from all resource categories) and has been paying less than US$0.10 per ounce per year in holding costs.  Previous owners had spent an estimated US$300 million exploring and developing these deposits.

By 2002, with the gold price on the rise, the Company believed that it was becoming more expensive to acquire existing resources, and the cost-benefit equation tilted in favor of increasing gold ownership through exploration. Seabridge's strategy entered its second phase, which was to expand the Company's resource base by carefully targeted exploration.  This phase proved highly successful, with total measured and indicated gold resources growing 579% between 2003 and 2013 and Common Shares outstanding increasing only 71% during the same period.

By 2008, the gold price had risen sufficiently to make Seabridge think that a number of its projects might be economic.  Therefore Seabridge began work on the third phase of its strategy: defining the economics of its projects through engineering studies and upgrading resources to reserves.  This effort focused on the KSM Project, which, during the exploration phase, had emerged as the Company's most important asset.  The permitting process began and the Company undertook substantial infill drilling programs to raise the confidence level in the project's resources.  This work led to a completed Preliminary Feasibility Study for the KSM Project in March 2010, which was updated in June, 2011.  Since that date the Company has undertaken further optimization work at the KSM Project and revised its project design based on input received from regulatory authorities and aboriginal groups, which work is reflected in the third Preliminary Feasibility Study for the KSM Project completed in June 2012 and entitled "2012 KSM (Kerr-Sulphurets-Mitchell) Prefeasibility Study" with an effective date of June 22, 2012 (the "2012 KSM PFS Report").  The Company submitted its provincial Application for an Environmental Assessment certificate (the "EA Application") and its federal Environmental Impact Statement ("EIS") in the first quarter of 2013 and the EA Application was accepted for formal review in August, 2013.  The EA Application/EIS is based on the KSM Project design in the 2012 KSM PFS Report.  In conjunction with working through the environmental assessment process, the Company is also working to advance the process of engagement with the Nisga'a Nation and other First Nations groups potentially impacted by the project.

In 2010, the Company also turned its attention to its second-largest asset, the Courageous Lake Project. A preliminary economic assessment of this project was completed in early 2008 and indicated that the project's economics were marginal at the then prevailing gold price.  Given the increase in the gold price since early 2008, the Company decided to start taking the Courageous Lake Project along a similar development path to the KSM Project, including additional drilling and further engineering work, and completed a preliminary feasibility study in July, 2012.

In 2012, the Company also decided to undertake drilling of new targets at both the KSM Project, in search of higher grade core zones, and the Courageous Lake Project, in search of deposits of higher grade material, that could improve the economics of each project.  The exploration programs from the 2012 and 2013 seasons were very successful, with the generation of resource estimates for the new Deep Kerr deposit at the KSM Project and the new Walsh Lake deposit at the Courageous Lake Project and encouraging results obtained at other targets at the KSM Project, including the Deep Iron Cap zone.  The primary focus of the 2014 KSM exploration program is to expand the Deep Kerr resource and also increase its average grade. The second objective is to test several more identified and highly prospective core zone targets which have the potential for large, high grade deposits similar to Deep Kerr, including the Iron Cap deposit at depth.

To date, work on the KSM Project and the Courageous Lake Project has been funded in part by the sale of, or the optioning of, non-core assets, consistent with the Company's strategy of limiting share dilution. The Company has sold its early-stage Nevada properties and the Grassy Mountain Project and entered into option agreements in respect of each of the Red Mountain, Quartz Mountain, Castle Black Rock, Four Mile Basin and Liberty Springs projects under which the respective optionees may acquire a 100% interest in such properties.  The Grassy Mountain project was sold in February, 2013 upon exercise of the option to acquire a 100% interest in the Grassy Mountain property granted by the Company in 2011.  In April, 2014, the Company entered into an option agreement under which a 100% interest in the Red Mountain Project may be acquired by IDM Mining Ltd. (then Revolution Resources Corp.).

At the date of this Prospectus, the estimated gold resources at the Company's properties, including properties optioned to third parties, are set forth in the following table and are broken down by project and resource category.

Mineral Resources (Gold and Copper)1

PROJECT	Cut-Off Grade (g/T)	Measured					Indicated					Inferred
		Tonnes (000's)	Gold Grade (g/t)	Gold (000's ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000's)	Gold Grade (g/t)	Gold (000's ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000's)	Gold Grade (g/t)	Gold (000's ozs)	Copper Grade (%)	Copper (million lbs)
KSM	0.50 gold equiv.²
Mitchell		724,000	0.65	15,130	0.18	2,872	1,052,900	0.58	19,634	0.16	3,713	567,800	0.44	8,032	0.14	1,752
Sulphurets		--	--	--	--	--	370,900	0.59	7,036	0.21	1,717	177,100	0.50	2,847	0.15	585
Kerr		--	--	--	--	--	270,400	0.24	2,086	0.46	2,741	85,000	0.24	656	0.28	525
Iron Cap		--	--	--	--	--	361,700	0.44	5,117	0.21	1,674	297,300	0.36	3,441	0.20	1,310
KSM Total³	--	724,000	0.65	15,130	0.18	2,872	2,055,900	0.51	33,873	0.22	9,845	1,127,200	0.41	14,976	0.17	4,172
Deep Kerr3	$20 NSR2	--	--	--	--	--	--	--	--	--	--	514,700	0.36	5,914	0.53	6,052
Courageous Lake:
Fat Deposit Walsh Lake3	0.83 0.60	13,401 --	2.53 --	1,090 --	-- --	-- --	93,914 --	2.28 --	6,884 --	-- --	-- --	48,963 4,624	2.18 3.24	3,432 482	-- --	-- --
Quartz Mountain³	0.34	3,480	0.98	110	--	--	54,330	0.91	1,591	--	--	44,800	0.72	1,043	--	--
Red Mountain³	1.00	1,260	8.01	324	--	--	340	7.041	76	--	--	2,079	3.71	248	--	--
Castle Black Rock³	0.25	4,120	0.57	75	--	--	8,260	0.53	140	--	--	7,950	0.37	93	--	--
1.	These resource estimates have been prepared in accordance with NI 43-101. See "Cautionary Note to United States Investors".

2.
The cut-off grade for the KSM Project is stated in amount of gold equivalent which takes into consideration the presence of copper, which contributes to project economics.  The cut-off grade for Deep Kerr is stated as a dollar value in net smelter return (NSR).

3.
The effective date of each of the above resource estimates are January 9, 2012 for the KSM Project, February 14, 2014 for the Deep Kerr deposit, September 5, 2012 for the Fat Deposit (Courageous Lake Project), March 11, 2014 for the Wash Lake deposit (Courageous Lake Project), April 27, 2007 for the Grassy Mountain Project, April 12, 2002 for the Quartz Mountain Project, January, 2005 for the Red Mountain Project and October 5, 2000 for the Castle Black Rock Project.

4.	Seabridge has entered into option agreements under which a 100% interest in each of the Red Mountain, Quartz Mountain and Castle Black Rock projects may be acquired.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Seabridge is seeking a sale or joint venture of its two core assets, the KSM Project and the Courageous Lake Project, or a sale of the Company, while the current phase of finding and delineating higher grade zones to improve the economics of these projects and additional de-risking of these projects is being advanced.  One of the goals of the search for high grade core zones at the KSM Project was to change its economic profile.  Before finding the Deep Kerr deposit, the KSM Project was a gold project with a robust copper credit that would appeal primarily to gold miners as prospective partners. Now, the KSM Project has a much stronger copper profile which opens up the potential for a joint venture with a large base metal producer.  Realizing value for the Company's shareholders will depend on the potential financial return for a prospective purchaser or partner, successfully addressing regulatory and aboriginal concerns as well as market conditions at the time, especially gold and copper prices.  The timing of sales or partnership agreements, if any, cannot be determined at this juncture.

The continuing success of the Company is dependent on: (1) advancing its projects through regulatory reviews, including, among other things, their aboriginal consultation processes, (2) exploration success on projects it is exploring on its own account, (3) continued strength in the price of gold and copper, and/or (4) successfully concluding negotiations under which others acquire interests in Seabridge's properties, whether under option agreements, joint venture earn-in, or by purchase.

MINERAL PROPERTIES OF THE COMPANY

KSM Project

Overview

The KSM Project is in the Iskut-Stikine region of British Columbia, approximately 21 kilometers south-southeast of the former Eskay Creek Mine and approximately 68 kilometers northwest of Stewart, British Columbia. The provincial government has recognized the significance of historical mining activity in this area, which includes the past producing Eskay Creek, Snip, Granduc, and Premier mines.

Access to the property is by helicopter from Stewart, British Columbia.  Mobilization of equipment and personnel is staged from the Bob Quinn airstrip and from Bell II Crossing on the Stewart Cassiar Highway.

At the time the Company acquired the KSM Project in 2001, the project consisted of two distinct zones (Kerr and Sulphurets) which had been modeled separately by Placer Dome (CLA) Limited ("Placer Dome").  Subsequent drilling and engineering work by the Company has defined two new zones, the very large Mitchell Zone and the Iron Cap Zone.

From 2008 to 2011 Seabridge focused on further exploration and development of the four known deposits at the KSM Project and generated successive resource estimates and three preliminary feasibility studies, the most recent preliminary feasibility study being the 2012 KSM PFS Report dated June 22, 2012.  Prior to preparing the 2012 KSM PFS Report, the Company initiated extensive community engagement with the Nisga'a Nation, aboriginal groups, public and stakeholders to provide information on the KSM Project and obtain feedback.  Components of this program included site visits to operating and closed mines similar in size to the KSM Project to highlight proposed project details, numerous site visits to the KSM Project area, meetings with the Nisga'a Nation, aboriginal and local government elected officials and public open houses.  In addition, Seabridge has participated in numerous working group meetings with Canadian federal and provincial regulators, U.S. federal and Alaska State regulators and aboriginal groups to review the project in detail as it has evolved.  In general, public feedback on the project has been positive and input from this community engagement process has been used to make significant design changes to the project that were incorporated into the 2012 KSM PFS Report including:

•	isolating and lining a portion of the proposed tailing management facility to contain the tailing that will result from the precious metals carbon leach circuit;
•	re-routing proposed access from Highway 37 to the proposed process facility and tailing management area to avoid potential impacts on fisheries;
•	relocating discharges from the tailings management facility to protect sensitive fish habitats;
•
shifting from open pit to underground panel cave mining in the later years for the Mitchell deposit and also block caving the Iron Cap deposit.  Underground mining is expected to reduce waste rock storage by more than two billion tonnes, resulting in significantly less potential environmental impact;

•	implementing a state of the art water treatment strategy to maximize environmental protection; and,
•	removing planned surface infrastructure associated with the Mitchell Treaty Tunnel at the "Saddle" and placing it underground to minimize surface disturbance and facilitate wildlife access.

In 2011, the Company also entered into an agreement with a subsidiary of Royal Gold, Inc. (such subsidiary referred to in this Prospectus as "RGLD") under which RGLD agreed to take down a CDN$30,000,000 private placement in Common Shares at a 15% premium to market and Seabridge granted to RGLD an option to acquire a 1.25% net smelter returns royalty ("NSR Royalty") on all gold and silver production from the KSM Project, which option is exercisable by payment of CDN$100,000,000 (but not to exceed US$125 million, converted at the exchange rate at the time) during a period of 60 days following the announcement of receipt of all material approvals and permits for the KSM Project, full project financing and certain other conditions.  Seabridge also granted RGLD an 18 month option (the "RGLD Financing Option") to acquire an additional CDN$18 million in Common Shares that would be priced at a 15% premium over the market price at the time of subscription.  Upon exercise, this additional investment in Seabridge shares would provide RGLD an option to acquire a further 0.75% NSR Royalty on all gold and silver production sales from the KSM Project for an additional CDN$60 million (but not to exceed US$75 million, converted at the exchange rate at the time) on the same conditions as the first NSR Royalty.  In December, 2012, RLGD exercised the RGLD Financing Option and invested a further CDN$18 million in the Company and now holds options allowing it to acquire up to a 2.0% NSR Royalty on all gold and silver production sales from the KSM Project for an aggregate of CDN$160 million (but not to exceed US$200 million, converted at the exchange rate at the time).

In 2012, Seabridge continued development efforts, including work required for the submission and support of its EA Application/EIS, but changed its exploration focus at the KSM Project to a search for higher temperature core zones that typically concentrate high-grade metals within very large porphyry systems such as the KSM Project.  Exploration in 2012 and 2013 has resulted in the discovery of one core zone, Deep Kerr, one higher priority zone that shows potential to be such a core, Deep Iron Cap, and two more promising core targets.  In the course of this work in 2012, the Company also discovered an epithermal deposit named the Camp Zone.

After completing drilling in 2013, the drill hole database for the KSM Project now includes 616 drill holes totaling approximately 201,472 meters. Over 93% of the holes at Mitchell and 92% of the holes at Iron Cap were drilled by Seabridge between 2006 and 2013.

In June, 2014, the Company completed its provincial EA Application review process and the EA Application has now been referred to the British Columbia Ministers (Environment and Energy and Mines) for their decision.  The federal EIS continues at this time with additional public consultation regarding the federal Comprehensive Study Report to occur between July 21 and August 20, 2014.  After completion of this public comment period, the EIS will be referred to the Federal Minister of the Environment for  her decision.  Seabridge believes that the EA Application/EIS materials demonstrate that the KSM Project, as designed, is environmentally responsible.

In June, 2014 the Company also entered into a comprehensive Benefits Agreement with the Nisga’a Nation and an agreement with the Gitanyow wilps represented by the Gitanyow Hereditary Chiefs Office (the “Gitanyow Huwilp”).  The Benefits Agreement with the Nisga’a Nation establishes a long-term co-operative relationship between Seabridge and the Nisga’a Nation under which the Nisga’a Nation will support development of the Project, participate in economic benefits from the Project and provide ongoing advice. Under the agreement with the Gitanyow Huwilp, Seabridge agrees to provide funding for certain programs relating to wildlife, fish and water quality monitoring to address some of the concerns raised by the Gitanyow Huwilp, as well as for a committee to establish a means of maintaining communications about KSM Project related issues during operations.

Land Status

The KSM property is comprised of three discontinuous claim blocks. These claim blocks are referred to as:

1. the KSM claim group;

2. the Seabee/Tina claims; and

3. the KSM placer claim block.

The first two claim blocks (KSM and Seabee/Tina) contain 117 mineral claims, consisting of both cell and legacy claims. The total area of the first two claim blocks is 40,455.3 hectares. The Seabee/Tina claim block is about 19 km northeast of the KSM claim group. The KSM claim group includes:

(a)	30 contiguous mineral cell claims covering an area of approximately 6,726 hectares within which the mineral deposits lie;

(b)	16 mineral legacy "BJ" claims covering approximately 6,225 hectares within which certain infrastructure for the proposed mining operation would lie;

(c)	18 mineral legacy "New BJ" claims covering approximately 6,026 hectares that are adjacent to the "BJ" claims described in paragraph (a).

The Seabee/Tina claims include 47 mineral cell claims (Seabee Property) and six mineral legacy claims (Tina Property), covering approximately 21,478 hectares, that are located about 19 kilometers northeast of the KSM property where certain of the KSM Project's proposed processing plants and tailings storage would be located.

The KSM placer claims include 44 placer cell claims covering an area of 11,749 hectares which are coincident in land area with most of the mineral cell claims within the KSM claim group.

These claims are 100% owned by the Company. Barrick Gold Corporation retains a 1% NSR Royalty that is capped at CDN$4.5 million.  Two of the pre-converted claims at the Sulphurets property (Xray 2 and 6) are also subject to an effective 1% NSR capped at US$650,000.  The two groups of BJ legacy claims are subject to royalties, however, none of the mineral deposits at the KSM Project lie within the BJ legacy claims.  In addition, as noted above under "Overview", the Company has granted two options to RGLD under which RGLD can acquire a 1.25% NSR Royalty and a 0.75% NSR Royalty in gold and silver produced from the KSM Project for CDN$100 million and CDN$60 million, respectively, subject to certain conditions.  Under the Benefits Agreement with the Nisga’a Nation, the Company has agreed to pay the Nisga’a Nation annual payments equal to a percentage of the tax payable under the Mineral Tax Act (British Columbia), which is a tax on net profits.  Effectively, 0.1% of net profits is payable while capital is being recovered and, once capital is recovered, 1.43% of net profits is payable to the Nisga’a Nation, as determined under the provisions of the Mineral Tax Act.

The property is located on Crown land; therefore, all surface and access rights are granted under, and subject to, the Land Act (British Columbia) and the Mineral Tenure Act (British Columbia). Approximately 13 km of the proposed 23 km Mitchell-Treaty tunnels (the "MTT") pass under Crown Land subject to mineral claims held by third parties and the Company may need the consent of the holders of those mineral claims in order to build and operate the MTT. Certain lands which the Company proposes to use for infrastructure are subject to placer claims held by third parties.  The Company has proposed to the holder terms for acquiring these placer claims but no agreement has been reached.  The Company may need to acquire these claims or pay compensation to the owners before developing the KSM Project.

The four gold-copper deposits, and the proposed waste rock storage areas, lie within the Unuk River drainage in the area covered by the Cassiar-Iskut-Stikine Land and Resource Management Plan approved by the British Columbia Government in 2000.  A part of the proposed ore transport tunnel lies within the boundaries of the South Nass Sustainable Resource Management Plan that is currently in development. The proposed sites for the tailing management and plant facilities lie outside of the boundaries of any land-use planning process.

Relationships with Aboriginal Groups in KSM Region

The KSM Project site is located in a region historically used by several aboriginal groups. Part of the Project, including the proposed plant and tailings management facility ("TMF") but excluding the mineral deposits and their immediately-related infrastructure, lies within the boundaries of the Nass Area, as defined in the Nisga'a Final Agreement. In this area, consultation, led by the federal and provincial governments, is required with the Nisga'a Lisims Government under the terms of the Final Agreement. The Tahltan First Nation has an asserted claim over part of the area underlying the KSM Project footprint but excluding the mineral deposits.  Skii Km Lax Ha, an aboriginal group asserting independent nation status but viewed by the Crown as being a wilp of the Gitxsan Nation, assert aboriginal rights and title over the entire KSM Project footprint although their claim to this territory is not recognized by the Crown at this time.  Accordingly, the Company has been directed to engage with the Ski km Lax Ha as a wilp of the Gitxsan on the basis of potential effects downstream of the plant site and TMF.  Additionally, the Gitanyow Huwilp may have some interests within the broader region potentially affected by the KSM Project, particularly downstream of the plant site and TMF.

On June 16, 2014, the Company entered into a comprehensive Benefits Agreement with the Nisga’a Nation in respect of the KSM Project. The Benefits Agreement establishes a long-term co-operative relationship between Seabridge and the Nisga’a Nation under which the Nisga’a Nation will support development of the Project, participate in economic benefits from the Project and provide ongoing advice.  Highlights of the Agreement include:

•	Nisga’a Nation agreement to provide letters in support of the KSM Project to British Columbian and Canadian regulators, as well as potential investors in Seabridge or the Project.
•
Financial payments upon the achievement of certain Project milestones and annual production payments based on a percentage of net profits, with the net profits payable normalizing after the Project has recovered its capital costs, as determined under the terms of the Agreement.

•	Strong commitments to education and training of Nisga’a citizens so that they will be better able to take advantage of the economic benefits the KSM Project offers.
•	Mutual co-operation on completing the operational permitting process for the Project.
•	A framework for the Nisga’a Nation and Seabridge to work together to achieve employment targets and to ensure Nisga’a businesses will have preferred access to contracting opportunities.
•	Mutual co-operation on responding to social impacts which Nisga’a Villages may experience as a result of the Project.

The Agreement with the Nisga’a Nation will remain in effect throughout the life of the KSM Project and will apply to future partners in the Project.

In June, 2014, the Company entered into an agreement with the Gitanyow Wilps represented by the Gitanyow Huwilp in respect of the KSM Project. Under the agreement, Seabridge agrees to provide funding for certain programs relating to wildlife, fish and water quality monitoring to address some of the concerns raised by the Gitanyow Huwilp, as well as for a committee to establish a means of maintaining communications about KSM Project related issues.

In September, 2013, the Gitxsan Hereditary Chiefs Office provided a letter to British Columbia and federal regulators expressing support for the KSM Project.  The Company has engaged directly with the Skii km Lax Ha with respect to the KSM Project and believes it has established a good relationship with the Skii km Lax Ha.

The Tahltan Nation were active participants in the EA Application and EIS review processes and have met with Seabridge many times regarding the KSM Project.  Seabridge has made numerous commitments to address issues raised by the Tahltan Nation arising from this process and believes that it has a good relationship with the Tahltan Nation.

The Company believes that, after considering:

·	the location of the KSM Project in relation to areas of treaty rights and asserted aboriginal rights and title,
·	the consultation the Company and the governments have undertaken with aboriginal groups,
·	the agreements the Company has negotiated with aboriginal groups, and
·	the information the Company has learned about historic aboriginal use of the area on which KSM Project infrastructure is located,

the Supreme Court of Canada decision of June 26, 2014 in Tsilhqot'in Nation v. British Columbia is unlikely to significantly impact the KSM Project.

Updated Preliminary Feasibility Study at the KSM Project of June 2012

In June 2011, an updated Preliminary Feasibility Study for the KSM Project was completed.  The details of the proposed mine development in this Preliminary Feasibility Study were subject to further study and review by the Company's team of consultants and also by regulators and aboriginal groups impacted by the KSM Project.  This work led to design changes and other enhancements to the proposed mine development which were incorporated into the 2012 KSM PFS Report, prepared by a group of consultants, all of whom are independent of Seabridge.  The overall study was coordinated by Tetra Tech WEI Inc. ("Tetra Tech") and is prepared in accordance with NI 43-101.  Other consultants who participated in the preparation of the study, all of whom are independent qualified persons under NI 43-101, and their responsibilities are listed in this Prospectus under the heading "Interest of Experts".

The following information (up to the heading "Core Zone Exploration") summarizes information from the 2012 KSM PFS Report.  A more detailed summary appears in the AIF and the full 2012 KSM PFS Report can be viewed on the Company's website at www.seabridgegold.net and at www.sedar.com.

Mineral Resources

Resource Modeling Inc. ("RMI") constructed 3D block models for the Kerr, Sulphurets, Mitchell, and Iron Cap Zones. Various 3D wireframes were used to constrain the estimate of block grades

(e.g. lithology, alteration, structural, and grade envelopes). These wireframes were used by RMI in a multi-pass inverse distance grade interpolation plan. The estimated block grades were validated using visual and statistical methods. Based on those results, RMI believes that the grade models are globally unbiased and suitable for subsequent pit optimization studies. The estimated block grades were classified into Measured (Mitchell only), Indicated, and Inferred Mineral Resource categories based on mineralized continuity, along with distance to data in conjunction with the number of drill holes that were used to estimate block grades. The following table summarizes the estimated measured, indicated, and inferred mineral resources for each zone at a 0.50 g/t gold equivalent cut-off grade.  A gold price of US$650/oz and a copper price of US$2.00/lb were used to calculate the AuEQ grade.  Gold and copper recoveries of 70% and 85%, respectively, were also used to calculate gold equivalency using the following expression:

AuEQ = Au (g/t) + (Cu (%)* (((Cu price/453.5924)/Au price/31.1035) * (Cu recovery/Au recovery)) * 10000

The metal prices and recoveries are the same as those used in past KSM Project AuEQ calculations; they were selected to enable direct comparisons with previous estimates. RMI notes that some apparent discrepancies in the calculation of contained metal may occur due to the rounding of tonnes and grades.  The mineral resources tabulated in the table were not constrained by conceptual pits, although RMI did generate a series of conceptual pits for each zone to test the robustness of the deposits.

	Measured Mineral Resources					Indicated Mineral Resources
Zone	Tonnes (000)	Au (g/t)	Cu (%)	Au oz (000)	Cu lbs (million)	Tonnes (000)	Au (g/t)	Cu (%)	Au oz (000)	Cu lbs (million)
Kerr	No Measured Resources					270,400	0.24	0.46	2,086	2,741
Sulphurets	No Measured Resources					370,900	0.59	0.21	7,036	1,717
Mitchell	724,000	0.65	0.18	15,130	2,872	1,052,900	0.58	0.16	19,634	3,713
Iron Cap	No Measured Resources					361,700	0.44	0.21	5,117	1,674
Total	724,000	0.65	0.18	15,130	2,872	2,055,900	0.51	0.22	33,873	9,845

	Measured + Indicated Mineral Resources					Inferred Mineral Resources
Zone	Tonnes (000)	Au (g/t)	Cu (%)	Au oz (000)	Cu lbs (million)	Tonnes (000)	Au (g/t)	Cu (%)	Au oz (000)	Cu lbs (million)
Kerr	270,400	0.24	0.46	2,086	2,741	85,000	0.24	0.28	656	525
Sulphurets	370,900	0.59	0.21	7,036	1,717	177,100	0.50	0.15	2,847	585
Mitchell	1,776,900	0.61	0.17	34,764	6,585	567,800	0.44	0.14	8,032	1,752
Iron Cap	361,700	0.44	0.21	5,117	1,674	297,300	0.36	0.20	3,441	1,310
Total	2,779,900	0.55	0.21	49,003	12,717	1,127,200	0.41	0.17	14,976	4,172
Note:           This table does not include the results of the 2012-13 exploration programs at the KSM Project.  These resource estimates have been prepared in accordance with NI 43-101.  See "Cautionary Note to United States Investors".  Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources have a high degree of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category.

Proposed Mining Operation

The 2012 KSM PFS Report envisages a combined open-pit/underground block caving mining operation that is scheduled to operate for more than 50 years.  During the initial 25 years of mine life, all ore would be mined by open pit methods with the mill scheduled to operate at an average of 130,000 metric tonnes per day.  As mining at the Mitchell deposit switches to block caving in year 26, daily production is projected to decline to an average of approximately 90,000 tpd over the remaining 30 years of mine life.  Over the entire 50 plus year mine life, ore would be fed to a flotation mill which would produce a combined gold/copper/silver concentrate for transport by truck to the nearby deep-water sea port at Stewart, B.C. for shipment to a Pacific Rim smelter. Extensive metallurgical testing confirms that the KSM Project can produce a clean concentrate with an average copper grade of 25%, making it readily saleable.  A separate molybdenum concentrate and gold-silver doré would be produced at the KSM Project processing facility.

Reserves

Lerchs-Grossman ("LG") pit shell optimizations were used to define open pit mine plans in the 2012 KSM PFS Report.  Because of the difficulty in predicting relevant metal prices over such a long project life, the ultimate LG pit limits were set at the point where an incremental increase in pit size did not significantly increase the pit resource (an incremental increase in the pit resource results in only marginal economic return).  Waste to ore cut-offs were determined using metal prices of US$1,244 per ounce gold, US$3.21 per pound copper, US$22.98 per ounce silver and US$14.14 per pound molybdenum for NSR calculations.  NSR cut-offs for each pit are CDN$9.57 per tonne of ore for Mitchell, CDN$10.17 for Sulphurets and CDN$9.61 for Kerr.

The underground block caving mine designs for both Mitchell and Iron Cap are based on modeling using stope optimization software.  The ramp-up and maximum yearly mine production rates were established based on the rate at which the drawpoints are constructed, and the initial and maximum production rates at which individual drawpoints can be mucked.  The values chosen for these inputs were based on industry averages adjusted to suit the anticipated conditions.  In particular, the initial and maximum drawpoint production rates were reduced to simulate production environments with expected large fragmentation.  The underground mining NSR cut-offs are CDN$15.41 per tonne at Mitchell and CDN$15.57 per tonne at Iron Cap.  Mining dilution has been estimated at 9% for Mitchell and 5% at Iron Cap, all with dilution at zero grade.

Proven and probable ore reserves for the KSM Project are summarized in the following table.

Area	Ore (Mt)	Diluted Grades				Contained Metal
		Au (g/t)	Cu (%)	Ag (g/t)	Mo (ppm)	Au (Moz)	Cu (Mlb)	Ag (Moz)	Mo (Mlb)
Mitchell Pit	973	0.642	0.163	2.92	63.4	20.1	3,506	91	136
Kerr Pit	242	0.244	0.454	1.20	0.0	1.9	2,425	9	0
Sulphurets Pit	318	0.585	0.219	0.79	50.6	6.0	1,535	8	35
Mitchell Underground	438	0.529	0.165	3.48	33.6	7.4	1,589	49	32
Iron Cap Underground	193	0.450	0.196	5.32	21.5	2.8	834	33	9
Total Proven & Probable	2,164	0.549	0.207	2.74	44.7	38.2	9,889	191	213

The proven and probable reserves of 38.2 Moz of gold (2.164 Bt at 0.549 g/t) are derived from total measured and indicated resources of 49.0 Moz of gold (2.780 Bt at 0.55 g/t) and include allowances for mining losses and dilution.

Capital Cost Estimate

An initial capital cost of US$5.256 billion is estimated for the project.  Costs in the 2012 KSM PFS Report are expressed in US Dollars and have been converted using a fixed currency exchange rate of CDN$1.00 to US$0.96.  The expected accuracy range of the capital cost estimate is +25%, -10%.  This estimate includes only initial capital, defined as all capital expenditures required to produce concentrate and doré.  A summary of the major capital costs is shown in the following table.

Description	US$000	US$000
Direct Works
Overall Site	199,818
Open Pit Mining	185,826
Underground Mining (Mitchell Block Caving)	0
Underground Mining (Iron Cap Block Caving)	0
Crushing, Stockpiles and Grinding	156,900
Tunneling	344,213
MTT Transfer System	273,695
Rope Conveyance (Sustaining)	0
Plant Site Crushing	348,699
Plant Site Grinding	458,242
TMF	311,108
Water Treatment	309,462
Environmental	44,225
Avalanche Control	45,845
Site Services and Utilities	34,226
Ancillary Buildings	96,097
Plant Mobile Equipment	10,676
Temporary Services	190,739
Treaty Road Marshaling Yard	10,791
Permanent Electrical Power Supply and BC Hydro Capital Cost Contribution	217,319
Mini Hydro Plants	16,536
Energy Recovery Plants	7,576
Permanent Access Roads	93,433
Temporary Winter Access Roads	18,208
Off-site Infrastructure and Facilities	73,896
Direct Works Subtotal		3,447,530
Indirects
Project Indirects	1,056,550
Owner's Costs	106,315
Contingencies	645,743
Indirects Subtotal		1,808,608
Total Capital Cost		5,256,138

This capital cost estimate is prepared with a base date of Q1/Q2 2012.  The estimate does not include any escalation past this date.

Operating Cost Estimate

The operating cost for the KSM Project was estimated at US$13.72/t milled.  The estimate was based on an average daily process rate of 130,000 t/d milled.  The operating cost estimates are based upon budget prices in Q1/Q2 2012 or based on the data from the database of the consulting firms involved in the cost estimates.  When required, costs in this section have been converted using a three-year average currency exchange rate of CDN$1.00 to US$0.96.  The expected accuracy range of the operating cost estimate is +25%/-10%.

Power is expected to be supplied by BC Hydro at an average cost of US$0.047/kWh at the plant 25 kV bus bars, based on the BC Hydro credits for energy conservation by use of HPGR and similar.  Process power consumption estimates are based on the Bond work index equation for specific grinding energy consumption and estimated equipment load power draws for the rest of the process equipment.  The power cost for the mining section is included in the mining operating costs.  Power costs for surface service are included in the site services costs.

Average Operating Cost Summary
	US$/a (000's)	US$/t Milled
Mine
Mining Costs – Mill Feed	251,901	5.31*
Open Pit – Mill Feed		5.38
Block Caving – Mill Feed		5.14
Mill
Staff & Supplies	233,012	4.91
Power (Process only)	53,081	1.12
G&A and Site Service
G&A	53,556	1.13
Site Service	14,959	0.32
Tailing and Water Treatment
Tailing	24,440	0.52
Water Treatment	20,238	0.43**
Total	651,187	13.72

*	excluding mine pre-production operating costs
**	LOM average cost calculated by total LOM operating cost divided by LOM process tonnage.

Economic Evaluation

The economic evaluation was prepared on a pre-tax financial model.

Metal revenues projected in the KSM Project cash flow models were based on the average metal production values as follows:

	Years 1 to 7	Years 1 to 20	Life of Mine
Total Tonnes to Mill (000s)	310,062	926,916	2,164,419
Annual Tonnes to Mill (000s)	44,295	46,346	39,353
Average Grades
Gold (g/t)	0.79	0.67	0.549
Copper (%)	0.234	0.180	0.207
Silver (g/t)	2.385	2.737	2.740
Molybdenum (ppm)	46.2	61.4	44.8
Total Production
Gold (000s oz)	5,959	15,003	27,959
Copper (000s lb)	1,364,880	3,024,655	8,075,101
Silver (000s oz)	14,712	50,154	120,826
Molybdenum (000s lb)	9,067	41,477	62,679
Average Annual Production
Gold (000s oz)	851	750	508
Copper (000s lb)	194,983	151,233	146,820
Silver (000s oz)	2,102	2,508	2,197
Molybdenum (000s lb)	1,295	2,074	1,140

A cash flow analysis was prepared using three metals price scenarios.  In the base case scenario, the three-year trailing average (as of April 15, 2012) prices for gold, copper, silver and molybdenum were used, consistent with industry standard and in compliance with the guidance of the United States Securities and Exchange Commission and NI 43-101.  Two additional metal price scenarios were also developed: one using the spot metal prices on April 15, 2012, including the closing exchange rate of that day (Spot Price Case); the other using gold, copper, and silver prices 20% lower than the April 15 prices at the Base Case exchange rate (Alternate Case).  The input parameters and results of all three scenarios can be found in the following table.

Summary of the Economic Evaluation

	Unit	Base Case	Spot Price Case	Alternate Case
Metal Price
Gold	US$/oz	1,330.00	1,650.00	1,320.00
Copper	US$/lb	3.45	3.75	3.00
Silver	US$/oz	25.20	32.00	25.60
Molybdenum	US$/lb	15.00	15.00	15.00
Exchange Rate	US:Cdn	0.96	1.00	0.96
Economic Results
NPV (at 0%)	US$ M	20,473	31,160	16,776
NPV (at 3%)	US$ M	8,196	13,137	6,612
NPV (at 5%)	US$ M	4,511	7,748	3,503
NPV (at 8%)	US$ M	1,614	3,503	1,031
IRR	%	11.53	14.73	10.35
Payback	Years	6.19	5.16	6.68
Cash Cost/oz Au	US$/oz	141.30	60.04	263.54
Total Cost/oz Au	US$/oz	597.60	535.35	719.84

The analysis shows that the project would have a positive NPV of US$4.511 billion at a 5% discount rate.  The project NPV decreases to US$3.503 billion in the alternate case but increases to US$7.748 billion when using the metal spot prices.  With the base case three-year metal price average, the cash cost per ounce of gold (net of by-product credits) is US$141.30.  The corresponding total cost per ounce of gold produced is US$597.60.

The financial analysis shows that the internal rate of return ("IRR") would be 11.53% for the base case, would decrease to 10.35% for the alternate case and increase to 14.73% for the spot price case.  The payback period is 6.19 years for the three-year base case, 6.68 years for the alternate case and 5.16 years for the spot price case.

Sensitivity analyses were carried out on gold, copper, silver, and molybdenum metal prices, exchange rate, capital expenditure and operating costs.  The analyses are presented in the 2012 KSM PFS Report graphically as financial outcomes in terms of NPV, IRR and payback period.  The project NPV is most sensitive to gold price and exchange rate followed by operating costs, copper price, capital costs, silver price, and molybdenum price.  The IRR is most sensitive to exchange rate and gold price followed by capital costs, operating costs, copper price, silver price, and molybdenum price.  The payback period is most sensitive to gold price and exchange rate followed by capital costs, copper price, operating costs, silver price, and molybdenum price.

Core Zone Exploration

2012 and 2013 Exploration

As the Company was completing the 2012 KSM PFS Report, it decided to commence an exploration program designed to pursue an exploration thesis that: (1) porphyry deposits are known to have high-grade cores formed under higher temperature and pressure conditions in deeper parts of the system; (2) such a core has not been discovered at the KSM Project; and (3) all the available data suggests that such a core exists and that it likely remains intact within the KSM claim boundaries.  This exploration program used data assembled over many years of temperature and pressure variances, geochemical markers and deep penetrating geophysical surveys to vector from known mineralization towards a possible high-grade core.

In 2012 several promising targets were tested and three targets continued as priorities for exploration in 2013.  The Deep Kerr zone had yielded the most compelling results and finding a core zone at Deep Kerr was identified as the focus of drilling in 2013.  The Company completed 23,802 meters of drilling at the Deep Kerr deposit and confirmed it as a high grade copper/gold core zone.  Based on the success of its drilling at Deep Kerr, the Company engaged RMI to prepare a resource estimate for the Deep Kerr deposit.  Since substantial additional drilling and advanced engineering analysis will be required before it is possible to evaluate whether or not Kerr and Deep Kerr can be combined in a single underground operation, it was decided that the Deep Kerr deposit should be treated as a stand-alone occurrence, separate from the KSM Project's existing reserves which have undergone detailed feasibility analysis.

In February, 2014, the Company announced a NI 43-101 compliant resource estimate for the Deep Kerr deposit.  The disclosure relating to the inferred mineral resources at the Deep Kerr deposit contained in this Prospectus and the AIF was prepared by RMI under the direction of Michael J. Lechner (P. Geo British Columbia #155344, Arizona RPG #37753 and AIPG CPG #10690) a Qualified Person under NI-43-101.  The technical report dated March 31, 2014 and entitled "NI 43-101 Technical Report on Initial Deep Kerr Resource, British Columbia, Canada" (the "2014 Deep Kerr Report") sets forth resources for the KSM Project incorporating 2012 and 2013 drilling results.

The following information (up to the heading "2014 Exploration Program") summarizes information from the 2014 Deep Kerr Report.  A more detailed summary appears in the AIF and the full 2014 Deep Kerr Report can be viewed on the Company's website at www.seabridgegold.net and at www.sedar.com.

Mineral Resources

The Deep Kerr zone was discovered in 2012 after Seabridge's geologic staff recognized the potential for a higher grade zone of mineralization beneath the Kerr open pit resource.  Three holes were drilled in 2012, confirming the geologic concept of higher grade mineralization.  Twenty-nine core holes were drilled by Seabridge in 2013 in order to begin outlining potentially higher grade mineralization.

Initial Mineral Resources were estimated for the Deep Kerr zone by creating a three-dimensional block model.  Gold, copper, silver, and molybdenum grades were estimated using 15-metre-long drill hole composites by inverse distance and nearest neighbor methods.  The estimated block grades were validated using visual and statistical methods.  Based on these tests, the grade models are globally unbiased and represent a reasonable estimate of in situ resources.  A portion of the estimated blocks were classified into Inferred Mineral Resources based on mineralized continuity and further constrained by conceptual block cave shapes.

Mineral Resources were tabulated for the Deep Kerr deposit using a NSR cutoff of US$20.00 per tonne.  The NSR cutoff was calculated using metal prices of US$3.30 per pound copper, US$1250/ounce gold, US$23/ounce silver, and US$14.40 per pound molybdenum.  Metal recoveries were determined using grade recovery curves based on initial testwork completed from metallurgical composites collected from drill core.  Recoveries were calculated on a block by block basis using estimated block grades and relationships established by the initial metallurgical testwork.  An overall operating cost of US$16.00 per tonne has been estimating consisting of US$6.00/tonne mining and US$10.00/tonne processing.   At this preliminary stage of the assessment of Deep Kerr it was decided to report undiluted resources using an NSR cutoff of US$20.00 per tonne due to the uncertainty of numerous factors.  Block NSR values were calculated using the following expression:

  NSR = Cu/100 * RecCu/100 * NSPCu * 2204.6 + Au * RecAu/100 * NSPAu + Ag x RecAg/100 * NSPAg + Mo/1x106 * NSPMo x 2204.6

Where:

Cu = copper grade (%) from block model
Au = gold grade (g/t) from block model
Ag = silver grade (g/t) from block model
Mo = molybdenum grade (ppm) from block model
RecCu = copper recovery (%)
RecAu = gold recovery (%)
RecAg = silver recovery (%)
RecMo = molybdenum recovery (%)
NSPCu = net smelter price for copper (CDN$/lb)
NSPAu = net smelter price for gold (CDN$/g)
NSPAg = net smelter price for silver (CDN$/g)
NSPMo = net smelter price for molybdenum (CDN$/lb)

Three preliminary block cave footprints (conceptual draw point elevations) were identified by Golder Associates, Inc. at the 135m, 645m, and 795m elevations. Those conceptual block cave footprints were extruded vertically 500m and clipped against the resource exclusion surface that separates Deep Kerr from the Kerr open pit resource/reserve.  Deep Kerr Inferred Resources were restricted to the three conceptual block cave shapes.  The following table summarizes undiluted Inferred Resources for the Deep Kerr zone at various NSR cutoffs.  Inferred Resources are being disclosed using a US$20.00/tonne NSR cutoff as appearing in bold in the table.

Undiluted Deep Kerr Inferred Resources

NSR cutoff value (US$/tonne)	Tonnes (000)	Copper Grade (%)	Copper (millions of lbs)	Gold Grade (g/T)	Gold (000 of ounces)	Silver Grade (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (000 of lbs)
0	843,370	0.38	7,054	0.28	7,611	1.7	45,865	22	41,562
0	843,370	0.38	7,054	0.28	7,611	1.7	45,865	22	41,562
4.0	800,043	0.40	7,006	0.30	7,616	1.7	43,620	23	40,925
8.0	749,928	0.42	6,917	0.30	7,325	1.7	41,349	24	40,146
12.0	675,228	0.45	6,730	0.32	6,921	1.7	37,897	26	38,175
16.0	597,280	0.49	6,472	0.34	6,515	1.8	34,644	27	35,962
20.0	514,667	0.53	6,052	0.36	5,914	1.8	30,319	28	32,087
24.0	442,221	0.58	5,640	0.39	5,485	1.9	26,670	29	28,654
28.0	376,888	0.62	5,168	0.41	4,976	2.0	23,919	30	24,849
32.0	317,108	0.67	4,700	0.44	4,477	1.9	19,570	31	21,504
36.0	272,175	0.71	4,279	0.46	4,012	1.9	16,699	31	18,621

Note:           These resource estimates have been prepared in accordance with NI 43-101.  See "Cautionary Note to United States Investors".  Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources have a high degree of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category.

Seabridge has contracted several consulting groups to begin looking at the Deep Kerr mineralization as a potential bulk tonnage mining target.  Mining and metallurgy disciplines are being represented by the following consulting groups:

•	Golder Associates, Ltd. (Golder) - geotechnical and mining
•	AMEC - mining
•	ALS Metallurgy Kamloops - metallurgy/processing
•	Tetra Tech - provided a review of preliminary metallurgical results

2014 Exploration Program

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President, Exploration of Seabridge.  The following information regarding the 2014 exploration at the KSM Project was prepared by or under the supervision of William Threlkeld, a qualified person for the purposes of NI 43-101.

The primary focus of the program is to expand the 515 million tonne inferred resource averaging 0.53% copper and 0.36 g/T gold found last year at Deep Kerr and also increase its average grade. The last drill holes completed in 2013 at Deep Kerr, located on the north end of the deposit, were some of the widest and richest to date. One of the priority targets for 2014 is to determine the northern extension of the deposit with step-outs that could extend the strike of Deep Kerr by several hundred meters.

The second objective is to test several more identified and highly prospective core zone targets which have the potential for large, high grade deposits similar to Deep Kerr, including the Iron Cap deposit at depth.

Ongoing analysis of the data from the original Kerr deposit suggests the potential for an eastern limb to Deep Kerr. Geophysical surveys from 2011 indicated that the eastern part of the Kerr system contained rocks with physical properties similar to the Deep Kerr zone. The standard model for very large porphyry mineral systems such as Bingham Canyon in Utah is a symmetrical distribution of metal around a source intrusion. In this model, the core of the source intrusion has typically pushed its metal load out to the margins. On the margins, a systematic zonation of metals is observed consistent with changing fluid conditions related to changing pressures and temperatures as the fluids move away from the source stock. If this model applies to Deep Kerr, it would mean that the Deep Kerr resource drilled to date may only be the western limb of the mineral deposition surrounding the host intrusion and that an eastern counterpart has yet to be found. Such a discovery would be significant.  This interpretation also appears to be supported by the new MT surveys. An eastern extension of Deep Kerr is therefore a second target for this year’s program.

A third target at Deep Kerr is derived from mineralogical data which points to the potential for greater concentrations of bornite, a mineral with higher copper content, below the limits of last year’s drilling. This target remains a priority for testing.

Drilling below the Iron Cap deposit in 2012 and 2013 attempted to test the downward plunge of the deposit for higher grade gold-copper core zone mineralization. Promising results were obtained in these drill holes, particularly IC-13-49, which returned 261.4 meters of 0.40% copper and 1.09 g/T gold. Targeting this zone by drilling down plunge is not optimum; consequently, holes in the 2014 program have been designed to cut across the projected core zone at Iron Cap to determine the width and strike of the zone. Iron Cap is currently designed as an underground block cave mine, sitting about 1000 to 1200 meters laterally from the access tunnels designed for the KSM project.  Extending this deposit down plunge into higher grade gold and copper zones would significantly improve the Iron Cap deposit with little change to the KSM project design.

Courageous Lake Project

Overview

The Courageous Lake Project is a gold project located approximately 240 kilometers northeast of Yellowknife in the Northwest Territories, Canada and has a combined area of approximately 124,190 acres. Seabridge has a 100% interest in the project, subject to a 2% NSR on certain portions of the property.  The Courageous Lake Project is located in the Slave Structural Province within the Courageous Lake greenstone belt ("CLGB"), which is a steeply east dipping homocline sequence of metavolcanic and metasedimentary rocks of the Yellowknife Supergroup. Felsic volcanic rocks and their intrusive equivalents in the CLGB were derived from peraluminous, sub-alkaline magmas of calc-alkaline affinity. These felsic volcanic lithologies are the predominant host of the FAT deposit.

The property lies in a historic mining district and includes two past producing gold mines, the Salmita mine operated by Giant Yellowknife Mines, and the Tundra mine operated by Royal Oak Mines.  Year round access is available by air only, either by fixed wing aircraft to the airstrip at the former Salmita mine six kilometers to the south, or via float-equipped aircraft to several adjacent lakes.  During mid-winter, access is available via a winter road which branches from the main Tibbitt to Contwoyto winter road.

Considerable exploration work was completed at the property before it was acquired by Seabridge in 2002.  Seabridge has completed additional extensive exploration and development on the property, culminating in the preparation of a preliminary feasibility study in 2012. Since the preparation of the feasibility study, the focus of activities on the property has been on finding new deposits along the CLGB and, in March, 2014, the Company announced a resource estimate for a newly discovered higher grade deposit at Walsh Lake.

Land Status

As of December 31, 2013, the Courageous Lake property is comprised of 61 Federal mining leases, 26 Federal mining claims, and one optioned Federal mining lease, having a combined area of 124,189.9 acres. Seventeen of the mining leases were acquired from Newmont Canada Limited ("Newmont") and Total Resources Canada Limited ("Total") in July, 2002. These mining leases are encumbered by two Royalty Agreements, evidencing a collective 2% NSR on the property, and two Debentures registered in favour of Newmont and Total, respectively, securing the obligation to pay the NSR. The property is subject to a 2 km area of interest from and parallel to all exterior boundaries of the mining leases.

The 26 Federal mining claims were staked on behalf of Seabridge Gold (NWT) Inc. ("Seabridge NWT") and are currently recorded 100% to Seabridge NWT (under its former name 5073 NWT Ltd.). There are no liens, charges or encumbrances registered against title to the staked mining claims.

The Red 25 mining claim was optioned by Seabridge NWT from Bathurst Inlet Developments (1984) Limited in 2004, through an Option to Purchase Agreement. Until such time as Seabridge NWT has exercised the Option, ownership of the mining claim remains in the name of Bathurst Inlet Developments (1984) Limited. The Red 25 mining claim was converted to a mining lease on February 6, 2012.

Courageous Lake Preliminary Feasibility Study of September 2012

In 2011, the Company completed a Preliminary Economic Assessment of the Courageous Lake Project and, based on the results of this assessment, decided to engage independent consultants to prepare the first Preliminary Feasibility Study for the Courageous Lake Project. In September 2012, a preliminary feasibility study for the Courageous Lake Project was completed by Tetra Tech in accordance with NI 43-101, and incorporates the work of a number of industry-leading consulting firms. The preliminary feasibility study is dated September 5, 2012 and is entitled "Seabridge Gold Inc. - Courageous Lake Prefeasibility Study" (the "2012 CL PFS Report"). Other consultants who participated in the preparation of the study, all of whom are independent qualified persons under NI 43-101, are listed with their responsibilities in this Prospectus under the heading "Interest of Experts".

The following information (up to the heading "Recent Exploration") is a summary of information from the 2012 CL PFS Report.  A more detailed summary appears in the AIF and the full 2012 CL PFS Report can be viewed on the Company's website at www.seabridgegold.net and at www.sedar.com.

Mineralization

Sulfide mineralogy in the FAT deposit is relatively simple and consists of pyrite, pyrrhotite, arsenopyrite, sphalerite, and chalcopyrite in decreasing order of abundance.  While all of these minerals can be found in the mineralized zones, only arsenopyrite has a consistent correlative relationship to gold concentrations.  Arsenopyrite occurs in three distinct habits: acicular disseminated crystals, anhedral disseminated clots, and euhedral crystals in fractures.  The acicular variety tends to have the clearest association with higher-grade gold mineralization.

Mineral Resources

In late 2011 and early 2012, RMI constructed a new resource model incorporating 2011 drilling results and an updated geologic interpretation that was completed by Seabridge's geologic staff. Block gold grades were estimated using a series of nested inverse distance cubed interpolation runs within mineral zone wireframe boundaries. Additional constraints were implemented for the updated model using indicator probabilities and a more selective search strategy referred to as "dynamic anisotropy". The estimated block grades were classified into measured, indicated, and inferred categories using a combination of distance to drilling data, the number of drill holes used to estimate block grades, and a wireframe shape reflecting mineralized continuity. The following table summarizes the undiluted measured, indicated, and inferred mineral resources of the Courageous Lake deposit at a 0.83 g/t gold cut-off grade.

Summary of Undiluted Gold Resources

Measured			Indicated
Tonnes (000's)	Grade (g/T)	Ounces (000's)	Tonnes (000's)	Grade (g/T)	Ounces (000's)
13,401	2.53	1,090	93,914	2.28	6,884
Measured and Indicated			Inferred
Tonnes (000's)	Grade (g/T)	Ounces (000's)	Tonnes (000's)	Grade (g/T)	Ounces (000's)
107,315	2.31	7,974	48,963	2.18	3,432

Note:
This table does not include the results of the 2012-13 exploration programs at the Courageous Lake Project. These resource estimates have been prepared in accordance with NI 43-101. See "Cautionary Note to United States Investors". Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources have a high degree of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category.

Mine Planning

Pit Limits

MMTS has produced a series of LG pit shell optimizations for the Courageous Lake deposit using the resource model provided by RMI. The pit optimizations use mining, processing, tailing management, general and administrative (G&A) costs, and process metal recoveries. The processing cost includes a gold plant to produce doré on site. Only measured and indicated resource classes are used in the pit optimization.

Cut-off Grade is determined using an estimated Net Smelter Return (NSR) in CDN$/t, which is calculated using Net Smelter Prices (NSP). The NSR (net of offsite refining charges and onsite mill recovery) is used as a cut-off item for break-even economic material selection. The NSP includes metal prices, US$ exchange rate, off-site transportation, and refining charges. The metal price used is US$1,244 per ounce and resultant NSP is CDN$41.98 per gram.

The ultimate economic pit limit for the 2012 CL PFS Report is selected using the Base Case price described above. Typically a time discounted value analysis would be used on a project with a 15- to 20-year mine life to maximize the NPV and IRR. However, when this is done, deeper ore grade material is discounted more heavily and often the pit size is decreased. Even though a discounted value analysis could possibly improve the financial results of this prefeasibility-level study by limiting the mining to shallower ore, the discounted method was not chosen. Instead the larger, less economic, pit limit has been selected as a basis for this study to maximize the mineable resource in anticipation that future exploration will upgrade the inferred material internal in the pit, to a measured or indicated resource. Future studies will consider a time discounted economic pit analysis after the inferred material has been drilled.

The in-situ LG pit delineated resource summarized in the table below uses a NSR cut-off grade of CDN$20.10 per tonne but does not include any mining dilution or mining loss.

Measured and Indicated LG Pit Resources

In situ Pit Resources (Million tonnes)	Au (g/t)	Mine Rock (Million tonnes)	Strip Ratio
86	2.35	935	10.8

The total in-situ metal contained in the chosen LG ultimate pit is estimated to be 6.5 Moz of gold.

Mining Operations

Mining operations, methods, and equipment would be typical of open-pit mining in northern Canada. The Courageous Lake Project would be a large-capacity operation that utilizes large-scale equipment for the major operating areas in order to generate high productivities, and reduce unit and overall mining costs. The maximum size of the large mining equipment would be constrained by the maximum loads, which can be delivered along the winter road.

Dilution and mining loss estimates consider the selective mining method required to efficiently extract the narrow near vertical lenses that characterize the Courageous Lake mineralized zones. Proven and Probable Reserves are estimated using diluted whole block grades with additional mining dilution and loss varying by the number of block model resource contact edges with waste blocks.

The grade of dilution material is derived from blocks in the model that are just below the specified cut-off grade. Internal dilution contained in the block model accounts for the rest of the expected mining dilution.

Estimated proven and probable reserves are stated in the table below.

Proven and Probable Reserves

Class	Ore (Million Tonnes)	Au (g/t)	Contained Metal (Million Ounces)
Proven	12.3	2.41	0.96
Probable	78.8	2.17	5.50

Mineral Processing

Seabridge has conducted five major metallurgical testing programs since 2003.  The comminution consists of primary crushing by gyratory crusher, secondary crushing by cone crusher, and tertiary crushing by HPGR followed by ball mill grinding.  The flowsheet proposed for the Courageous Lake Project includes HPGR/grinding comminution, conventional flotation, flotation concentrate pressure oxidation, cyanidation, and gold recovery/refining circuits.

The proposed process plant would process 17,500 tonnes per day of mineralization.  The plant would be operated 365 days per year at an availability of 92%.  Estimated average metallurgical performance according to the test results and the proposed mining plan are for gold recovery of 89.4%.

Project Capital Costs

The initial capital cost estimate for the project is estimated at US$1.52 billion, broken down as follows:

Description	US$000	US$000
Direct Costs
Overall Site	59,745
Open Pit Mining	96,701
Crushing and Stockpiles	83,238
Grinding and Flotation	135,039
Pressure Oxidation	88,660
Thickening, Neutralization and Cyanide Leaching	38,940
Gold ADR Circuit, Cyanide Handling and Electrowinning	14,833
Reagents and Consumables	23,536
Tailing Management Facility	53,422
Water Treatment Plant	8,774
Site Services and Utilities	34,352
Ancillary Buildings	66,839
Airstrip and Loading/Unloading Facilities	10,676
Plant Mobile Equipment	190,739
Temporary Services	10,791
Electrical Power Supply	217,319
Yellowknife and Edmonton Facilities	17,227
Sub-total Direct Costs		965,490
Indirect Costs
Indirects	315,187
Owner's Costs	55,059
Contingency	186,703
Indirects Subtotal		556,949
Total Capital Cost		1,522,439

All currencies in this section are expressed in US dollars. Costs in this estimate have been converted using a fixed currency exchange rate based on the Bank of Canada three-year average of CDN$1.00 to US$0.98 (base case). The expected accuracy range of the capital cost estimate is +25%/-15%. This capital cost estimate includes only initial capital, which is defined as all capital expenditures that are required up until the start of gold doré production.  This estimate is prepared with a base date of Q2 2012 and does not include any escalation past this date.

Project Operating Costs

The operating costs for the Courageous Lake Project, as shown in the table below, were estimated at US$47.35/tonne of ore processed. The estimate was based on an average annual process rate of 6,387,500 tonnes ore milled at a gold grade of 2.20 g/t, including dilution.

	Annual Costs (US$000)	US$/tonne Milled
Mine	167,620	26.24
Mill	100,420	15.72
G & A	22,300	3.49
Surface Services	12,100	1.90
Tailing Handling	Included in sustaining cost

Total	302,440	47.35

The operating costs are defined as the direct operating costs including mining, processing, surface service, and G&A. The power is estimated to be US$0.18/kWh. The cost estimates in this section are based on budget prices in Q1/Q2 2012 or based on information from the databases of the consulting firms involved in the cost estimates. When required, costs in this report have been converted using a three-year average currency exchange rate of CDN$1.00 to US$0.98. All costs are reflected in 2012 US dollars. The expected accuracy range of the operating cost estimate is +25%/-15%.

Economic Evaluation

The economic evaluation of the Courageous Lake Project, incorporating all the relevant capital, operating, working, sustaining costs, and royalties (2% NSR), was based on a pre-tax financial model. The revenues projected in the cash flow model were based on the average metal production values indicated in following table.

	Years 1 to 5	Life of Mine
Total Tonnes to Mill (000s)	29,433	91,126
Annual Tonnes to Mill (000s)	5,887	6,075
Average Grades
Gold (g/t)	2.170	2.205
Total Production
Gold (000s oz)	1,836	5,777
Average Annual Production
Gold (000s oz)	367	385

The gold price used for the base case is US$1,384.00/oz using the three-year trailing average (as of July 3, 2012). Two additional metal price scenarios were also developed using the spot metal price on July 3, 2012 (including the closing exchange rate of that day), and using an alternate gold price of US$1,925/oz. For the 15-year mine life and 91 million tonne inventory, the following pre-tax financial parameters were calculated using the base case gold price, the spot price case and the alternate case.

Summary of the Economic Evaluation

	Unit	Base Case	Spot Price Case	Alternate Case
Metal Price
Gold	US$/oz	1,384.00	1,617.50	1,925.00
Exchange Rate	US:CDN	0.9803	0.9877	0.9877
Economic Results
NPV (at 0%)*	US$ M	1,507	2,785	4,519
NPV (at 5%)	US$ M	303	1,054	2,080
IRR	%	7.3	12.5	18.7
Payback	Years	11.2	7.4	4.0
Cash Cost/oz Au	US$/oz	780	789	796
Total Cost/oz Au	US$/oz	1,123	1,134	1,141
* undiscounted cash flow

Sensitivity Analysis

Sensitivity analyses were carried out on the gold price, exchange rate, initial capital expenditure and on-site operating costs.

The analyses are presented graphically in the 2012 CL PFS Report as financial outcomes in terms of NPV and IRR. Both the Courageous Lake Project NPV and IRR are most sensitive to gold price and exchange rate followed by operating costs, with initial capital having the least impact.

Project Opportunities

The 2012 CL PFS Report recommended the investigation of a few opportunities for the Courageous Lake Project.  One is that there are hydropower options for the Courageous Lake Project's power supply that could significantly reduce the requirement for diesel fuel at the site. A prefeasibility level assessment is anticipated to be completed, at which time the applicability of this option will be better understood and feasibility level studies will be considered.  A second arises because access to the Courageous Lake Project by winter ice road is limited to less than three months per year. It is during this period that almost all of the project's supplies are transported to site. The Tibbitt to Contwoyto Winter Road Joint Venture investigated extending the winter road seasonal use by at least another month with a 150 km extension from the permanent road access at Tibbitt Lake to Lockhart camp. While this would result in some reduction in both operating and capital costs for Courageous Lake, an all-season access road from the Bathhurst Inlet would provide considerably more benefit to Courageous Lake economics. Site access improvements would significantly reduce on-site storage requirements, especially fuel oil and reagents such as lime.

Recent Exploration

Exploration activities at Courageous Lake are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge.  The following information regarding 2012 and 2013 exploration at the Courageous Lake Project was prepared by or under the supervision of Mr. Threlkeld, a qualified person for the purposes of NI 43-101.

In 2012, an $8.5 million exploration program at Courageous Lake was in part dedicated to the discovery of one or more gold deposits along Seabridge's 52-kilometer-long Matthews Lake Greenstone Belt.  A number of targets had been identified over the previous seasons and these were evaluated with an airborne geophysical survey and by core drilling.  A new deposit was discovered at the Walsh Lake target and additional drilling was completed in 2013 with goal of preparing a resource estimate.

The Walsh Lake discovery is about 10 kilometers south of the FAT deposit.  The north part of this target area is connected by a road network between the FAT deposit and the historical Tundra Gold Mine that was abandoned in 1999.  Walsh Lake consists of a series of structural zones part of which are on strike with deposits exploited in the Tundra Mine.

In March, 2014, the Company announced an estimate of inferred mineral resources for the Walsh Lake deposit of 4.62 million tonnes grading 3.24 g/T (482,000 ounces of gold). The NI 43-101 compliant resource estimate was prepared by RMI, under the supervision of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by NI 43-101.  The Walsh Lake model is based on 53 diamond core holes, totaling 17,450 meters, spaced at approximately 50 meters.

The resource estimate is constrained within a conceptual pit limit based on a gold price of US$1300 per ounce, gold recovery of 90% and a pit slope of 50 degrees. The pit constrained resource was tabulated using a 0.60 gram per tonne gold cutoff grade. The cutoff grade was calculated using mining and processing costs of CDN$2.00 and CDN$20.00 per tonne, respectively in addition to the aforementioned gold price and gold recovery parameters. Block gold grades were estimated using a multiple pass inverse distance weighting interpolation procedure. Manually constructed mineral zone wireframes were used in conjunction with a gold probability model to constrain the estimate of block grades. High-grade outlier gold assay grades were capped prior to compositing the assay data to 3m lengths. A portion of the estimated blocks were classified as inferred resources using mineralized continuity that was established by probabilistic interpolation methods. It is RMI's opinion that the new resource model is globally unbiased and locally reflects the grade of nearby drill hole composites.

Metallurgical testing on material from the Walsh Lake deposit which yielded gold extractions ranging from 93.8% to 95.0% in 48 hours of leach time from conventional, direct cyanidation.

The Walsh Lake resource provides the potential to add mine life and contribute higher grade material during the early years of the Courageous Lake Project. The Walsh Lake resource grade is about 50% higher than the project's reserve grade, is near surface and close in to the proposed processing site. Walsh Lake gold also exhibits high recoveries using simple, conventional technologies.

The Company is now refining parameters to aid in drill testing the greenstone belt for more satellite deposits. The belt has numerous targets with gold at surface.

MANAGEMENT

The names and municipalities of residence of the directors and officers of the Company, the positions held by them with the Company, their principal occupations for the past five years and their share holdings in the Company as of July 24, 2014 are as follows:

Name, Municipality of Residence and Position	Principal occupation or employment and, if not a previously elected director, occupation during the past five years	Previous Service as a Director/Officer	Number of Common Shares beneficially owned, or controlled or directed, directly or indirectly(5)
A. Frederick Banfield (3), (4) Tucson, Arizona, USA Director	Chairman, Mintec Inc., a consulting and software company providing services to the mining industry, since 1970.	Since October 1999	245,000
Douglass "Scott" Barr(2), (3), (4) Centennial, Colorado, USA Director
Executive, Value Assurance, Newmont Mining Corporation since Dec. 2011, Technical Advisor to, and previously Executive VP and COO of, Golden Star Resources Ltd., since 2008.  With Newmont Mining Corporation from 1995 to 2008, finishing as VP – Technical Strategy and Development
		Since June 2011	Nil
Thomas C. Dawson (1), (3) Toronto, Ontario, Canada Director	Retired as Senior Audit and Accounting Partner, Deloitte & Touche LLP in 1999.	Since January 2006	46,800 directly 16,000 indirectly
Rudi P. Fronk Toronto, Ontario, Canada Chief Executive Officer and Chairman	Chief Executive Officer and Chairman, Seabridge Gold Inc.	Since October 1999	900,000 directly 30,000 indirectly
Eliseo Gonzalez-Urien (2), (3), (4) Ashland, Oregon, USA Director	Senior Technical Advisor, Seabridge Gold Inc. since 2003. Retired as Senior Vice President, Placer Dome Inc. in 2001.	Since January 2006	69,765
Richard C. Kraus (1), (3) Greenwood Village, Colorado, USA Director	Executive Chairman of The RMH Group, Inc. since 2001.	Since December 2013	Nil
Jay S. Layman Breckenridge, Colorado, USA Director, President and Chief Operating Officer	President and Chief Operating Officer, Seabridge Gold since March 2011; Independent Consultant (President of Tactical and Strategic Advisory Services LLC), August 2010 to February 2011; and Vice President Solutions and Innovation, Newmont Mining Company from May 2007 to August 2010.	Since June 2012	2,741

Name, Municipality of Residence and Position	Principal occupation or employment and, if not a previously elected director, occupation during the past five years	Previous Service as a Director/Officer	Number of Common Shares beneficially owned, or controlled or directed, directly or indirectly(5)
John Sabine (1), (3) Ontario, Canada Director	Counsel, Bennett Jones LLP from February 2013 to present; Counsel, Fraser Milner Casgrain LLP from November, 2001 to February 2013.	Since June 2014	15,000
William E. Threlkeld Morrison, Colorado, USA Senior Vice President, Exploration	Senior Vice President, Exploration, Seabridge Gold Inc. since 2001.	N/A	225,000
Peter Williams Aurora, Colorado, USA Senior Vice President, Technical Services	Senior Vice President, Technical Services, Seabridge Gold Inc. since July, 2013 and Group Executive, Mine Engineering, Newmont Mining Corporation from July 2008 to June, 2013	N/A	10,750
Christopher Reynolds Oakville, Ontario, Canada Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer, Seabridge Gold Inc. since May 2011; Director of Paramount Gold and Silver Corp., since December 2009; and October 2007 – April 2011 Vice President Finance and Chief Financial Officer, Norsemont Mining Inc.	N/A	12,500
R. Brent Murphy Yellowknife, NWT, Canada Vice President, Environmental Affairs	Vice President, Environmental Affairs, Seabridge Gold Inc. since December 2010 and Manager, Environmental Affairs to Seabridge Gold Inc. from March 2008 to December 2010.	N/A	4,940
C. Bruce Scott West Vancouver, BC, Canada Vice President, Corporate Affairs and Corporate Secretary
Vice President, Corporate Affairs and Corporate Secretary, Seabridge Gold Inc. since 2012; President of CBCS Law Corporation, counsel to the Company; and Partner, DuMoulin Black LLP from January 1998 to December 2011
		N/A	100 (directly) 8,900 (indirectly)
Gloria M. Trujillo Toronto, Ontario, Canada Assistant Secretary	Assistant Corporate Secretary, Seabridge Gold Inc. since 2003 and Manager of Administration and Webmaster, Seabridge Gold Inc., since 2000.	N/A	23,700
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee
(3)	Member of the Corporate Governance and Nominating Committee
(4)	Member of the Technical Committee
(5)
Common Shares beneficially owned, controlled or directed, directly or indirectly, as at July 24, 2014, based upon information furnished to the Company by individual directors and officers.  Unless otherwise indicated, such Common Shares are held directly.

RISK FACTORS

Investing in the Common Shares is speculative and involves a high degree of risk due to the nature of the Company's business and the present stage of exploration and development of its mineral properties. The following list of risk factors, as well as risks currently unknown to the Company, could materially adversely affect the Company's future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause investors to lose part or all of their investment. The risk factors summarized below are presented in greater detail in the AIF. Before deciding to invest in any Common Shares, investors should carefully consider the risks included herein and incorporated by reference in this Prospectus and those described in any Prospectus Supplement.

Risks Related to the Company and its Industry

•	The Company has a history of net losses and expects losses to continue for the foreseeable future.

•
The Company's ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to sell property interests, enter into joint ventures or obtain suitable financing.

•	The Company has reserves at its KSM Project and its Courageous Lake Project but they may not be brought into production.

•
The figures for the Company's resources and reserves are estimates based on interpretation and assumptions and the properties may yield less mineral production under actual conditions than is currently estimated.

•
Actual capital costs, operating costs, production and economic returns may differ significantly from those Seabridge has anticipated. There are no assurances future development activities by Seabridge, if any, will lead to a favourable feasibility study or profitable mining operations.

•
Seabridge has no history of commercially producing precious metals from its mineral exploration properties and there can be no assurance that it will successfully establish mining operations or profitably produce precious metals.

•	Changes in the market price of gold, copper and other metals, which in the past have fluctuated widely, affect the potential profitability of the Company's projects.

•	The Company may be adversely affected by future fluctuations of foreign exchange rates.

•	The Company's activities and proposed business are inherently dangerous and contain significant uninsured risks that could negatively impact the Company.

•	The Company is subject to substantial government regulatory requirements, which could cause a restriction or suspension of the Company's operations.

•
The Company is subject to substantial environmental/regulatory requirements which could cause a restriction or suspension of the Company's operations.  These requirements must be met for the Company to receive regulatory approval of its proposed mining operations.

•	Title to the Company's mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

•
Securing a right of way to permit construction and operation of the proposed tunnels for the KSM Project are subject to governmental and, possibly, third party approvals and consents which are not guaranteed.

•
There is uncertainty related to unsettled First Nations' rights and title and settled Treaty Nation's rights in British Columbia and the Northwest Territories and this may create delays in project approval or interruptions in project progress. These risks may have increased after the Supreme Court of Canada decision in Tsilhqot'in Nation v. British Columbia of June 26, 2014.

•
High metal prices in recent years have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

•	Increased competition could adversely affect the Company's ability to acquire suitable properties for mineral exploration in the future.

•	The Company has a dependence upon key management employees, the absence of which would have a negative effect on the Company's operations.

•	Certain of the Company's directors and officers serve in similar positions with other natural resource companies, which put them in conflict of interest positions from time to time.

Risks Related to the Common Shares

•	The market for the Common Shares has been subject to volume and price volatility which could negatively affect a shareholder's ability to buy or sell the Common Shares.

•	The Common Shares are publicly traded and are subject to various factors that have historically made the Common Share price volatile.

•	The Company has never declared or paid any dividends on the Common Shares.

•	Shareholders' interests may be diluted in the future.

•	The Company could be deemed a passive foreign investment company which could have negative consequences for U.S. investors.

CONSOLIDATED CAPITALIZATION

As of the date of this Prospectus, there have been no material changes in the share and loan capital of the Company, on a consolidated basis, since March 31, 2014, the date of our most recently filed interim consolidated financial statements for the three months ended March 31, 2014.  The Common Shares issued since March 31, 2014 are as set out under "Prior Sales".

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds of any offering of Common Shares under a Prospectus Supplement will be used for general corporate purposes, including funding future exploration and development work on the Company's two material assets, the KSM Project and the Courageous Lake Project. More detailed information regarding the use of proceeds from a sale of Common Shares will be included in the applicable Prospectus Supplement.

All expenses relating to an offering of Common Shares and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company's general funds, unless otherwise stated in the applicable Prospectus Supplement.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

The Company is authorized to issue an unlimited number of Common Shares without par value and an unlimited number of Preferred shares, issuable in series.  As of July 24, 2014, 48,286,376 Common Shares were issued and outstanding and no Preferred shares were issued and outstanding.

Common Shares

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company, and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company.  The holders of the Common Shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine.  In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company. The Common Shares carry no pre-emptive or conversion rights.

Preferred Shares

The directors of the Company are authorized to create series of Preferred shares in such number and having such rights and restrictions with respect to dividends, rights of redemption, conversion or repurchase and voting rights as may be determined by the directors, and such Preferred shares shall have priority over the Common Shares with respect to the property and assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

Options

As of the date of this Prospectus, there were options outstanding to purchase 3,650,000 Common Shares at exercise prices ranging from $8.00 to $30.42 with expiry dates ranging from September 30, 2014 to June 24, 2019.

The Company has a Stock Option Plan that was approved by the Company's shareholders on June 18, 2008 and subsequently amended, with shareholder approval of amendments on June 18, 2009, June 29, 2011 and June 24, 2014.  Options may be granted to directors, officers and employees of the Company as well as persons or corporations engaged to provide services to the Company (or any entity controlled by the Company) and any individuals employed by such persons or corporations.  At July 24, 2014, there are 4,623,300 Common Shares reserved for issuance under the Stock Option Plan, representing approximately 9.6% of the Company's issued and outstanding shares on such date.  The exercise price for options granted under the Stock Option Plan must be not less than the closing market price on the day preceding the date of grant of the options and the maximum term of options granted is five years.

Options to purchase 200,000 common shares granted to certain directors and senior officers vest upon the Company entering into an agreement to complete a significant transaction involving one or both of its KSM Project or Courageous Lake Project or involving the acquisition of a majority interest in the Company.

Options to purchase 1,275,000 common shares granted to certain directors and senior officers vest upon the earlier of completion of a joint venture transaction on the KSM Project or Courageous Lake Project or other transformative transaction for the Company or receipt of approval of the EA/EIS by federal and provincial regulators.

For further details on the terms of the Company's Stock Option Plan, see the Company's Management Proxy Circular dated May 1, 2014 incorporated herein by reference.  See "Documents Incorporated by Reference".

Restricted Share Units

The Corporation's Board of Directors (the "Board") has adopted a Restricted Share Unit Plan (the "RSU Plan"), which was approved by the shareholders of the Corporation in June, 2014.  Administration of the RSU Plan is under the sole discretion of the Board.  Under the terms of the RSU Plan, the Board may grant restricted share units ("RSUs") to eligible participants. Each RSU represents the right to receive one common share for no additional consideration in accordance with the terms of the RSU Plan.  RSU will vest based on the achievement of corporate objectives or after specified periods of time have elapsed as determined by the Board at the time of grant.  The expiry date of each (unvested) RSU granted under the RSU Plan will be determined by the Board at its discretion at the time of each grant.

As of the date of this Prospectus, the Company has an aggregate of 235,000 RSUs outstanding, which RSUs will vest based on the achievement of certain specified corporate objectives as described in the Company's management proxy circular dated May 1, 2014, which is incorporated by reference herein.  See "Documents Incorporated by Reference".

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, or controls or directs, directly or indirectly, 10% or more of the issued and outstanding Common Shares.

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSX under the symbol "SEA" and the NYSE under the symbol "SA". The following table sets forth, for the 12 month period prior to the date of this Prospectus, details of the trading prices and volume (rounded up or down to the nearest one hundred) on a monthly basis of the Common Shares on the TSX and NYSE, respectively:

	Toronto Stock Exchange			NYSE
Period	Volume	High (CDN$)	Low (CDN$)	Volume	High (US$)	Low (US$)
2013
June	390,988	13.22	8.68	8,534,663	12.80	8.23
July	390,352	11.77	9.24	6,934,229	11.45	8.73
August	1,244,878	18.11	11.18	22,045,339	17.24	10.81
September	1,161,883	15.68	10.37	19,521,389	15.00	10.07
October	944,781	11.17	9.33	14,221,710	10.69	8.97
November	739,338	9.80	7.09	10,492,194	9.43	6.69
December	633,479	8.24	7.09	10,069,830	7.75	6.65
2014
January	935,847	9.89	7.97	11,125,400	8.93	7.42
February	638,895	10.62	8.70	10,307,430	9.60	7.83
March	639,657	11.16	7.78	14,877,189	10.13	7.02
April	525,125	9.45	7.74	8,639,164	8.59	7.04
May	210,474	9.39	7.38	5,759,556	8.49	6.79
June	614,381	10.55	7.38	10,299,862	9.83	6.76
July 1 - 24	794,020	10.16	8.58	7,184,939	9.56	7.99

On July 24, 2014, the closing prices of the Common Shares on the TSX and NYSE were CDN$8.66 and US$8.05 per Common Share, respectively.

PRIOR SALES

The following table sets forth, for the 12-month period prior to the date of this Prospectus, details of the Common Shares and securities convertible or exercisable into Common Shares which have been issued or are to be issued by the Company:

Date of Issue	Type of Security	Number of Securities	Issue or Exercise Price per Security	Nature of Issue
July 22, 2014	Flow-Through Common Shares	1,150,000	CDN$12.00 (Issue Price)	Private Placement
July 18, 2014	Common Shares	55,000	$7.78 (Deemed Issue Price)	Property Related Agreement
June 24, 2014	Options	50,000	CDN$9.72 (Exercise Price)	Granted By Board
March 24, 2014	Options	700,000	CDN$10.36 (Exercise Price)	Granted By Board
December 19, 2013	Restricted Share Units	235,000	Deemed Issue Price determined as of the date of vesting	Granted By Board
December 19, 2013	Options	50,000	CDN$8.00 (Issue Price)	Granted By Board
December 10, 2013	Common Shares	1,500,000	CDN$11.17 (Issue Price)	Private Placement

DIVIDEND POLICY

The Company has not paid any dividends since incorporation.  Payment of dividends in the future is dependent upon the earnings and financial condition of the Company and other factors which the directors may deem appropriate at the time.

PLAN OF DISTRIBUTION

The Company may sell the Common Shares to or through underwriters or dealers, and also may sell Common Shares to one or more other purchasers directly or through agents.  Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Common Shares and the proceeds to the Company from the sale of the Common Shares.  Only those underwriters, dealers or agents named in a Prospectus Supplement will be the underwriters, dealers or agents in connection with the Common Shares offered thereby.

The Common Shares may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions deemed to be "at the market distributions" as defined in Canadian National Instrument 44-102—Shelf Distributions, including sales made directly on the TSX, the NYSE or other existing markets for the Common Shares. Additionally, this Prospectus and any Prospectus Supplement may also cover the initial resale of the Common Shares purchased pursuant thereto.

The prices at which the Common Shares may be offered may vary as between purchasers and during the period of distribution.  If, in connection with the offering of Common Shares to which a Prospectus Supplement pertains, the underwriters have made a bona fide effort to sell all of the Common Shares at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Common Shares is less than the gross proceeds paid by the underwriters to the Company.

In connection with the sale of Common Shares, underwriters may receive compensation from the Company or from purchasers of the Common Shares from whom they may act as agents in the form of discounts, concessions or commissions.  Any such commissions will be paid out of the Company's general funds.  Underwriters, dealers and agents that participate in the distribution of Common Shares may be deemed to be underwriters and any discounts or commissions received by them from the Company and any profit on the resale of Common Shares by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

Underwriters, dealers and agents who participate in the distribution of the Common Shares may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.  In connection with any underwritten offering of Common Shares, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Common Shares, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to investors of acquiring, holding and disposing of Common Shares.

The applicable Prospectus Supplement will also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), if applicable.

LEGAL MATTERS

Certain legal matters in connection with the Common Shares offered hereby will be passed upon on behalf of the Company by DuMoulin Black LLP, with respect to Canadian legal matters, and by Carter Ledyard & Milburn LLP, with respect to United States legal matters. As at the date hereof, the partners and associates of each of DuMoulin Black LLP and Carter Ledyard & Milburn LLP each, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company's auditors are KPMG LLP, Chartered Professional Accountants, of Suite 4600, 333 Bay Street, Toronto, Ontario, Canada.  KPMG LLP has reported that it is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and are independent accountants under all relevant US professional and regulatory standards.

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal office at 100 University Ave., 9th Floor, Toronto, Ontario, Canada  M5J 2Y1 and co-transfer points at 510 Burrard Street, Vancouver, British Columbia, Canada  V6C 3B9 and Computershare Trust Company, N.A., at 350 Indiana Street, Suite 800, Golden, Colorado, USA  80401.

INTEREST OF EXPERTS

The following are the names of each person or company who has prepared or certified a statement, report or opinion relating to the Company's mineral properties described or included in this Prospectus, including in a document incorporated by reference in this Prospectus, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company.

With respect to the 2012 KSM PFS Report, the following experts are named and their responsibilities are as follows:

•	Tetra Tech, under the direction of John Huang (metallurgical testing review, mineral processing and process operating cost and overall report preparation) and Sabry Abdel Hafez (financial analysis)

•	Moose Mountain Technical Services under the direction of Jim Gray (open pit mining operations, mine capital and mine operating costs)

•	W.N. Brazier Associates Inc. under the direction of W.N. Brazier (power supply, energy recovery plants and associated costs)

•	Rescan Environmental Services Ltd. under the direction of Pierre Pelletier (environment and permitting)

•
Bosche Ventures Ltd. under the direction of Harold Bosche (site infrastructure layouts, tunnel conveyor, rope conveyor, tailing delivery, reclaim pumping and piping systems, and associated capital costs)

•	KlohnCrippen Berger Ltd. under the direction of Graham Parkinson (water diversion and seepage collection ponds, tailings dam, water treatment dam and related capital, operating and closure costs)

•	Allnorth Consultants Ltd. under the direction of Mr. Darby Kreitz (storage dam and tailings starter dam construction cost estimates)

•	Resource Modeling Inc. under the direction of Michael Lechner (mineral resources)

•	McElhanney Consulting Services Ltd. under the direction of Robert Parolin (main and temporary access roads and associated costs)

•	BGC Engineering Inc. under the direction of Warren Newcomen (rock mechanics and mining pit slopes)

•	EBA Engineering Consultants Ltd. (EBA) under the direction of Kevin Jones (winter access roads and associated costs)

•	Golder Associates Inc. under the direction of Ross Hammett (block caving assessments and associated costs)

•	Stantec Consulting Ltd. under the direction of Tony Wachmann (tunnel design, construction procedures and costs)

With respect to the 2014 Deep Kerr Report, Resource Modeling Inc. under the direction of Michael Lechner is named and its responsibility is mineral resource estimation.

With respect to the 2012 CL PFS Report, the following experts are named and their responsibilities are identified:

•
Tetra Tech, under the direction of Dr. John Huang (overall report preparation, metallurgical testing review, mineral processing, infrastructures (excluding power supply and airstrip), operating costs (excluding mining operating costs), capital cost estimate and project development plan) and Dr. Sabry Abdel Hafez (financial evaluation)

•	Moose Mountain Technical Services under the direction of Jim Gray (mining, mine capital and mine operating costs)

•	W.N. Brazier Associates Inc. under the direction of W.N. Brazier (power generation)

•	Rescan Environmental Services Ltd. under the direction of Pierre Pelletier (environmental matters)

•	Golder Associates Ltd. under the direction of Cameron Clayton (open pit slope stability)

•
EBA Engineering Consultants, a Tetra Tech Company, under the direction of Nigel Goldup (tailings, surface water management and waste rock storage facilities, and surficial geology) and Kevin Jones (airstrip upgrade)

•	SRK Consulting (Canada) Inc., under the direction of Stephen Day (metal leaching and acid rock drainage)

•	Resource Modeling Inc. under the direction of Michael Lechner (mineral resources)

Each of the persons referenced above is a qualified person as such term is defined in NI 43-101.

To Seabridge's knowledge, none of the companies, firms or persons identified above received or will receive a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and firms beneficially own, directly or indirectly, in the aggregate in relation to each such company or firm, less than one percent of the securities of the Company.

None of the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or firms is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of an associate or affiliate of the Company

William Threlkeld, the Senior Vice President, Exploration of the Company and a Registered Professional Geologist, is named as having prepared or supervised the preparation of technical information in respect of exploration programs of the Company at both of the KSM and Courageous Lake projects.  Mr. Threlkeld owns 225,000 Common Shares of the Company, options to purchase 185,000 Common Shares at various prices and restricted share units entitling him to 30,000 shares upon vesting.

DOCUMENTS INCORPORATED BY REFERENCE

Under the multi-jurisdictional disclosure system adopted by Canada and the United Stated, information has been incorporated by reference in this Prospectus from documents filed by the Company with securities commissions or similar authorities in British Columbia, Alberta and Ontario (the "Commissions") and filed with or furnished to the SEC.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of Seabridge at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292 and are also available electronically on SEDAR, which can be accessed electronically at www.sedar.com, and on EDGAR, which can be accessed electronically at www.sec.gov.

The following documents are specifically incorporated by reference into, and form an integral part of, this Prospectus:

a.	management proxy circular dated May 1, 2014 prepared in connection with Seabridge's annual meeting of shareholders held on June 24, 2014;

b.	material change report dated June 25, 2014 and filed on SEDAR on June 25, 2014 announcing the election of John W. Sabine as an independent director;

c.
material change report dated June 25, 2014 and filed on SEDAR on June 25, 2014 announcing a bought deal private placement of up to 1,150,000 flow-through common shares of the Company at a price of $12.00 per share for gross proceeds of up to $13.8 million;

d.
material change report dated June 23, 2014 and filed on SEDAR on June 23, 2014 announcing that the Company had entered into an agreement with the Gitanyow Wilps represented by the Gitanyow Hereditary Chiefs Office in respect of the KSM Project;

e.
material change report dated June 17, 2014 and filed on SEDAR on June 17, 2014 announcing that the Company had entered into a comprehensive benefits agreement with the Nisga'a Nation in respect of the KSM Project;

f.	material change report dated February 18, 2014 and filed on SEDAR on February 20, 2014 announcing a resource estimate in respect of the Deep Kerr zone;

g.
annual audited consolidated financial statements of Seabridge as at December 31, 2013 and 2012 and for each of the years in the two-year period ended December 31, 2013, together with the notes thereto and the auditors' report thereon, and the Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting dated March 24, 2014 on the effectiveness of the Company's internal control over financial reporting as of December 31, 2013;

h.	management's discussion and analysis of financial condition and results of operation of Seabridge for the year ended December 31, 2013;

i.	annual information form of Seabridge, dated March 31, 2014, for the year ended December 31, 2013; and

j.
unaudited interim condensed consolidated financial statements of Seabridge as at March 31, 2014 for the three months ended March 31, 2014, together with the notes thereto and related management's discussion and analysis.

Any material change reports (excluding confidential material change reports), any interim and annual consolidated financial statements and related management's discussion and analysis, information circulars (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein), any business acquisition reports, and any other disclosure documents required to be filed pursuant to an undertaking to a provincial or territorial securities regulatory authority, or any other any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 that are filed by the Company with various securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference in this Prospectus. In addition, to the extent indicated in any Report on Form 6-K furnished to the SEC or in any Report on Form 20-F or Form 40-F filed with the SEC after the date of this Prospectus and prior to the termination of this offering, any information included therein shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

Upon a new annual information form and the related annual financial statements and the accompanying management's discussion and analysis being filed by the Company with, and, where required, accepted by, the applicable Commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and the accompanying management's discussion and analysis and all quarterly financial statements, material change reports, any business acquisition reports and information circulars filed prior to the commencement of the Company's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of securities hereunder.

Upon each new filing of interim financial statements and related management's discussion and analysis filed with the Commissions during the currency of this Prospectus, the previous interim financial statements and management's discussion and analysis filed prior to the commencement of the then current interim period will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Common Shares hereunder.

Upon a new information circular in respect of an annual meeting of shareholders being filed by the Company with the Commissions during the currency of this Prospectus, any previously-filed  information circulars will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Common Shares hereunder.

A Prospectus Supplement containing the specific terms of an offering of Common Shares will be delivered to prospective purchasers of such Common Shares together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Common Shares covered by that Prospectus Supplement.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of Seabridge Gold Inc., at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292.

ADDITIONAL INFORMATION

Seabridge has filed with the SEC a registration statement on Form F-10 relating to the Common Shares. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information.

Seabridge is subject to the information requirements of the U.S. Securities Exchange Act of 1934 (the "U.S. Exchange Act") and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

You may read any document that the Company has filed with the SEC at the SEC's public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access their website at www.sec.gov for further information about the public reference room. You may read and download some of the documents the Company has filed with the SEC's EDGAR system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents referred to under the heading "Documents Incorporated by Reference"; (ii) the consent of KPMG LLP; (iii) the consents of the geologists, engineers and other experts named herein; and (iv) the powers of attorney from certain directors and officers of Seabridge.

GLOSSARY OF TECHNICAL TERMS

The following is a glossary of certain mining terms used in this Prospectus:

cut-off grade – The lowest grade of mineralized material that qualifies as a resource in a deposit.  In other words, material of the lowest assay that is included in a resource estimate.

feasibility study – A definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government for mine operation.  This study must include a definitive financial analysis of the mineral project taking into consideration all relevant factors, which will establish the presence of a mineral reserve and the details of its economic viability.

grade – The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

indicated resource - That part of a resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred resource - That part of a resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

measured resource - That part of a resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

net smelter return royalty/ NSR Royalty – A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

pre-feasibility study or preliminary feasibility study – A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing had been determined.  This study must include a financial analysis based on reasonable assumptions of technical engineering, operating and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

reserve - The economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

resource or mineral resource - A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a resource are known, estimated or interpreted from specific geological evidence and knowledge.  Resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

ENFORCEABILITY OF CIVIL LIABILITIES

Seabridge is a company organized and existing under the Canada Business Corporations Act and its principal place of business is in Canada. Many of the Company's directors and officers, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Company's assets, are located outside the United States. Seabridge has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company's civil liability and the civil liability of the Company's directors, officers and experts under the United States federal securities laws or the securities or "blue sky" laws of any state within the United States. The Company's Canadian counsel, DuMoulin Black LLP, advised the Company that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. However, DuMoulin Black LLP also advised the Company that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

Seabridge has filed with the SEC, concurrently with the filing of the registration statement of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X.  Under the Form F-X, Seabridge has appointed Corporation Service Company, New York, New York as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC or any civil suit or action brought against or involving the Company in a United States federal court or state court arising out of or related to or concerning the offering of the securities under this Prospectus and any Prospectus Supplement.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price of damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser Rights and remedies may also be available to purchasers under U.S. laws. Purchasers may wish to consult with a U.S. legal advisor for particulars of these rights

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers.

Section 124 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44 (the “CBCA”) provides that a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. A corporation may not indemnify an individual unless the individual (a) acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the corporation’s request and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. The indemnification may be made in connection with an action by or on behalf of the corporation or other entity to procure a judgment in its favor, to which the individual is made a party because of the individual’s association with the corporation or other entity as described above, only with court approval and provided the individual fulfills the conditions set out in clauses (a) and (b) above. The aforementioned individuals are entitled to indemnification from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation or other entity as described above if the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual described above ought to have done and provided the individual fulfills the conditions set out in clauses (a) and (b) above. A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding described above; however, the individual shall repay the moneys if the individual does not fulfill the conditions set out in clauses (a) and (b) above.

Section 6.03 of the Amended By-law Number 1 (including all amendments as of December 5, 2007, the “By-laws”) of Seabridge Gold Inc. (the “Registrant”), provides that subject to Section 124 of the CBCA, the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal, administrative, investigative or proceeding in which the individual is involved because of that association with the Registrant or other entity, if (a) he acted honestly and in good faith with a view to the best interests of the Registrant or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Registrant’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.  Section 6.03 of the By-laws further provides that the Registrant shall also indemnify such persons in such other circumstances as the CBCA permits or requires and that nothing contained in the By-laws shall limit the discretion of the Registrant to indemnify, or limit the right of any person entitled to indemnity to claim indemnity, apart from the provisions of Section 6.03.

The Registrant maintains a policy of directors’ and officers’ liability insurance which insures its directors and officers for certain losses as a result of claims against them in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the by-laws and the CBCA.

Underwriting agreements in respect of offerings of securities under this registration statement may contain provisions by which the underwriters agree to indemnify the Registrant, each of the directors and officers of the Registrant and each person who controls the Registrant within the meaning of the U.S. Securities Act of 1933 (the “Securities Act”) with respect to information furnished by the underwriters for use in the registration statement.

Insofar as indemnification for liabilities arising from the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXHIBITS TO FORM 10-F

Exhibit No.	Description

4.1
Annual Information Form of the Registrant dated March 31, 2014 for the year ended December 31, 2013 (incorporated by reference to Exhibit 99.1 from the Registrant’s Report on Form 40-F, furnished to the Commission on April 1, 2014).

4.2
Audited consolidated financial statements of the Registrant as at December 31, 2013 and 2012 and for each of the years in the two year period ended December 31, 2013 together with the notes thereto and the independent auditors' report thereon and the Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting, dated March 24, 2014, on the  effectiveness of the Registrant’s internal control over financial reporting as of December 31,2013 (incorporated by reference to Exhibit 99.3 from the Registrant’s Report on Form 40-F, furnished to the Commission on April 1, 2014).

4.3
Management's discussion and analysis of financial condition and results of operation of the Registrant for the year ended December 31, 2013 (incorporated by reference to Exhibit 99.2 from the Registrant’s Report on Form 40-F, furnished to the Commission on April 1, 2014).

4.4
Unaudited interim consolidated financial statements of the Registrant as at March 31, 2014 and for the three months ended March 31, 2014 and 2013 together with the notes thereto and related management's discussion and analysis (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on May 14, 2014).

4.5
Material change report dated February 18, 2014, announcing a resource estimate in respect of the Deep Kerr zone (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on February 19, 2014).

4.6
Press release dated April 9, 2014, announcing  that the 19,000 meter core drill program at the Registrant’s wholly-owned KSM Project in Northwestern British Columbia, Canada, will focus on expanding last year’s Deep Kerr core zone discovery (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on April 10, 2014).

4.7
Press release dated April 15, 2014, announcing that the Registrant had entered into an option agreement with Revolution Resources Corp. whereby Revolution can acquire a 100% interest in the Registrant’s Red Mountain Gold Project (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on April 15, 2014).

4.8
Management Proxy Circular dated May 1, 2014, prepared in connection with the Registrant's annual general meeting of shareholders held on June 24, 2014 (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on May 20, 2014).

4.9
Press release dated June 10, 2014, announcing that exploration drilling has begun at the Registrant’s wholly-owned KSM Project (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on June 10, 2014).

Exhibit No.	Description

4.10
Material change report dated June 17, 2014, announcing that the Registrant had entered into a comprehensive Benefits Agreement with the Nisga’a Nation in respect of the Registrant’s KSM Project (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on June 17, 2014).

4.11
Material change report dated June 23, 2014, announcing that the Registrant had entered into an agreement with the Gitanyow Wilps represented by the Gitanyow Hereditary Chiefs Office in respect of the Registrant’s KSM Project (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on June 23, 2014).

4.12
Material change report dated June 25, 2014, announcing that the Registrant had entered into an agreement with a syndicate of underwriters, led by Canaccord Genuity Corp. and including National Bank Financial Inc. whereby the underwriters have agreed to purchase, on a bought deal basis, 1,000,000 flow-through common shares of the Registrant at a price of $12.00 per Flow-Through Common Share for gross proceeds of $12.0 million (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on June 25, 2014).

4.13
Material change report dated June 25, 2014, announcing the election of  John W. Sabine as an independent director (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on June 26, 2014).

5.1*	Consent of KPMG LLP.
5.2*	Consent of Tetra Tech WEI, Inc., Dr. John Huang and Sabry Abdel Hafez.
5.3*	Consent of Moose Mountain Technical Services and James H. Gray.
5.4*	Consent of W.N. Brazier Associates Inc. and Neil Brazier.
5.5*	Consent of Rescan Environmental Services Ltd. and Pierre Pelletier.
5.6*	Consent of William Threlkeld.
5.7*	Consent of Klohn Crippen Berger Ltd. and J. Graham Parkinson.
5.8*	Consent of Allnorth Consultants Ltd. and Darby Kreitz.
5.9*	Consent of Resource Modeling Inc. and Michael J. Lechner.

Exhibit No.	Description

5.10*	Consent of McElhanney Consulting Services Ltd. and R. W. Parolin.
5.11*	Consent of BGC Engineering Inc. and Warren Newcomen.
5.12*	Consent of EBA Engineering Consultants Inc., Kevin Jones and Nigel Goldup.
5.13*	Consent of Golder Associates Ltd., Ross Hammett and Cameron Clayton.
5.14*	Consent of Stantec Consulting Ltd. and Tony Wachmann.
5.15*	Consent of SRK Consulting (Canada) Inc. and Stephen Day.

6.1*	Power of Attorney (included in Part III of this Registration Statement).
_____________
* Filed herewith

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking.

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-10 or to transactions in such securities.

Item 2. Consent to Service of Process.

Concurrently with the filing of this Registration Statement, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, on this 25th day of July , 2014.

SEABRIDGE GOLD INC.

By:	/s/ Rudi P. Fronk
Name: Rudi P. Fronk Title: President and Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each officer or director of Seabridge Gold Inc. whose signature appears below constitutes and appoints Rudi P. Fronk and Christopher Reynolds, and each of them, with full power to act without the other, his or her true and lawful attorneys-in-fact and agents, with full and several power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments, including post effective amendments, and supplements to this Registration Statement on Form F-10, and registration statements filed pursuant to Rule 429 under the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by or on behalf of the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Rudi P. Fronk	Chief Executive Officer and Chairman (Principal Executive Officer)	July 25, 2014
Rudi P. Fronk

/s/ Christopher J. Reynolds	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	July 25, 2014
Christopher J. Reynolds

III-2

/s/ A. Frederick Banfield	Director	July 25, 2014
A. Frederick Banfield

/s/ Douglass "Scott" Barr	Director	July 25, 2014
Douglass "Scott" Barr

/s/ Thomas C. Dawson	Director	July 25, 2014
Thomas C. Dawson

/s/ Eliseo Gonzalez-Urien	Director	July 25, 2014
Eliseo Gonzalez-Urien

/s/ Richard C. Kraus	Director	July 25, 2014
Richard C. Kraus

/s/ Jay S. Layman	Director	July 25, 2014
Jay S. Layman

/s/ John W. Sabine	Director	July 25, 2014
John W. Sabine

III-3

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, in the City of Denver, in the State of Colorado, on this 25thday of July, 2014.

Seabridge Gold Corporation
(Authorized Representative)

By:	/s/ Rudi P. Fronk
Name: Rudi P. Fronk Title: President

III-4

EXHIBIT INDEX

Exhibit No.	Description

4.1
Annual Information Form of the Registrant dated March 31, 2014 for the year ended December 31, 2013 (incorporated by reference to Exhibit 99.1 from the Registrant’s Report on Form 40-F, furnished to the Commission on April 1, 2014).

4.2
Audited consolidated financial statements of the Registrant as at December 31, 2013 and 2012 and for each of the years in the two year period ended December 31, 2013 together with the notes thereto and the independent auditors' report thereon and the Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting, dated March 24, 2014, on the  effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2013 (incorporated by reference to Exhibit 99.3 from the Registrant’s Report on Form 40-F, furnished to the Commission on April 1, 2014).

4.3
Management's discussion and analysis of financial condition and results of operation of the Registrant for the year ended December 31, 2013 (incorporated by reference to Exhibit 99.2 from the Registrant’s Report on Form 40-F, furnished to the Commission on April 1, 2014).

4.4
Unaudited interim consolidated financial statements of the Registrant as at March 31, 2014 and for the three months ended March 31, 2014 and 2013 together with the notes thereto and related management's discussion and analysis (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on May 14, 2014).

4.5
Material change report dated February 18, 2014, announcing a resource estimate in respect of the Deep Kerr zone (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on February 19, 2014).

4.6
Press release dated April 9, 2014, announcing  that the 19,000 meter core drill program at the Registrant’s wholly-owned KSM Project in Northwestern British Columbia, Canada, will focus on expanding last year’s Deep Kerr core zone discovery (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on April 10, 2014).

4.7
Press release dated April 15, 2014, announcing that the Registrant had entered into an option agreement with Revolution Resources Corp. whereby Revolution can acquire a 100% interest in the Registrant’s Red Mountain Gold Project (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on April 15, 2014).

4.8
Management Proxy Circular dated May 1, 2014, prepared in connection with the Registrant's annual general meeting of shareholders held on June 24, 2014 (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on May 20, 2014).

4.9
Press release dated June 10, 2014, announcing that exploration drilling has begun at the Registrant’s wholly-owned KSM Project (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on June 10, 2014).

Exhibit No.	Description

4.10
Material change report dated June 17, 2014, announcing that the Registrant had entered into a comprehensive Benefits Agreement with the Nisga’a Nation in respect of the Registrant’s KSM Project (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on June 17, 2014).

4.11
Material change report dated June 23, 2014, announcing that the Registrant had entered into an agreement with the Gitanyow Wilps represented by the Gitanyow Hereditary Chiefs Office in respect of the Registrant’s KSM Project (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on June 23, 2014).

4.12
Material change report dated June 25, 2014, announcing that the Registrant had entered into an agreement with a syndicate of underwriters, led by Canaccord Genuity Corp. and including National Bank Financial Inc. whereby the underwriters have agreed to purchase, on a bought deal basis, 1,000,000 flow-through common shares of the Registrant at a price of $12.00 per Flow-Through Common Share for gross proceeds of $12.0 million (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on June 25, 2014).

4.13
Material change report dated June 25, 2014, announcing the election of John W. Sabine as an independent director (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on June 26, 2014).

5.1*	Consent of KPMG LLP.
5.2*	Consent of Tetra Tech WEI, Inc., Dr. John Huang and Sabry Abdel Hafez.
5.3*	Consent of Moose Mountain Technical Services and James H. Gray.
5.4*	Consent of W.N. Brazier Associates Inc. and Neil Brazier.
5.5*	Consent of Rescan Environmental Services Ltd. and Pierre Pelletier.
5.6*	Consent of William Threlkeld.
5.7*	Consent of Klohn Crippen Berger Ltd. and J. Graham Parkinson.
5.8*	Consent of Allnorth Consultants Ltd. and Darby Kreitz.
5.9*	Consent of Resource Modeling Inc. and Michael J. Lechner.

Exhibit No.	Description

5.10*	Consent of McElhanney Consulting Services Ltd. and R. W. Parolin.
5.11*	Consent of BGC Engineering Inc. and Warren Newcomen.
5.12*	Consent of EBA Engineering Consultants Inc., Kevin Jones and Nigel Goldup.
5.13*	Consent of Golder Associates Ltd., Ross Hammett and Cameron Clayton.
5.14*	Consent of Stantec Consulting Ltd. and Tony Wachmann.
5.15*	Consent of SRK Consulting (Canada) Inc. and Stephen Day.
6.1*	Power of Attorney (included in Part III of this Registration Statement).

_____________
* Filed herewith